2001 Annual

A Fortune 1000 Company



COMPUTER SYSTEMS
STORAGE SYSTEMS
SAS
COMPUTER COMPONENTS & PERIPHERALS
THE STORAGE SOLUTIONS COMPANY
NAS
STORAGE COMPONENTS
FIBRE CHANNEL
SEMICONDUCTORS
SAN

BELL MICROPRODUCTS

Bell Microproducts weathered significant market challenges and achieved major strategic gains during 2001. The Company continues to evolve from its traditional storage-centric component distribution role, emerging as a broader storage solutions provider serving the Americas and Europe.

Corporate Facts

NASDAQ: BELM

Incorporated: 1987

IPO: 1993

CEO: W. Donald Bell

Global Headquarters:

San Jose, California

1,476 Employees Worldwide

59 Locations in the Americas and Europe

Key Markets:

Storage Components, Computer Components and Peripherals, Storage Systems, Computer Systems, Semiconductors

ABOUT BELL MICROPRODUCTS INC.

Bell Microproducts is an international, value-added provider of a wide range of high-technology products, solutions, and services to the industrial and commercial markets. The Company's offering includes semiconductors, computer platforms, peripherals, and storage products of various types including desktop, high-end computer and storage subsystems, fibre channel connectivity products, RAID, NAS and SAN storage systems, back-up products, storage management software, and extensive support, integration and installation services. Bell Microproducts is an industry-recognized specialist in storage products and is one of the world's largest storage-centric value-added distributors.

The Company's products are available at any level of integration, from components to subsystem assemblies and fully-integrated, tested and certified system solutions. The Company adds value with a broad range of services including testing, software loading, kitting, mass storage system integration, and computer system integration. Trained and certified technical personnel complete each of these processes at Bell Microproducts' ISO 9002 facilities. Bell Microproducts markets and distributes more than 125 brand name product lines, as well as its own BellStor and Rorke Data storage and Trademark® computer brands, to original equipment manufacturers (OEMs), contract electronic manufacturing services (EMS) customers, value-added resellers (VARs) and system integrators in the Americas and Europe. More information can be found in the Company's SEC filings, or by visiting the Bell Microproducts Web site at www.bellmicro.com.

TO OUR SHAREHOLDERS

We are pleased to exit 2001 with a profitable and improved quarter. We have emerged from the difficult and challenging industry environment in 2001 in a much stronger position. Our fourth quarter sales grew strongly and were just slightly below the record level attained a year earlier. We are particularly proud to have exceeded $2 billion in sales in 2001, which are nearly double the sales achieved two years earlier in 1999. We improved our ranking on the Fortune 1000 list, rising from rank 759 in 2000 to rank 695 in 2001. We have significantly reduced our cost base, and we have achieved major strategic positioning gains, which will be discussed in more detail later in this report. We believe the Company is well positioned for future growth as we continue to improve our focus and results in storage systems and solutions. We believe these strategic developments and a leaner Bell Micro lay the foundation for a strong earnings rebound as the economy recovers and as the technology downturn passes.

I would now like to review the year's results for you in more detail.

5 - YEAR PERFORMANCE HIGHLIGHTS

(†Continuing Operations and Before Special Charges)

(Dollars in Thousands, Except EPS)	2001	2000	1999	1998	1997
Sales†	$2,007,102	$1,804,102	$1,058,275	$575,330	$460,516
Net Income†	$(4,735)	$17,237	$8,930	$8,477	$6,277
Earnings per Share Diluted†	$(0.29)	$1.05	$0.65	$0.64	$0.47
Working Capital	$183,964	$136,810	$182,626	$167,109	$134,612
Total Assets	$643,687	$661,207	$360,351	$285,580	$205,420
Long-term Debt	$176,441	$106,871	$110,638	$106,963	$74,460
Shareholders' Equity	$125,769	$129,532	$96,273	$86,476	$77,667

OPERATING TRENDS

Revenues for 2001 reached a record $2,007 million, up 11% from $1,804 million in 2000. Net loss before special charges was $4.7 million or $0.29 per share on 16.5 million diluted shares, compared with net income of $17.2 million or $1.05 on 16.4 million diluted shares in 2000. Calendar 2001 results are before an after-tax special charge of $17.4 million. Net loss for 2001 was $22.1 million or $1.34 per share including the special charge.

Gross profit margins were 8.5% in 2001, down from 9.2% in 2000. The decline was the result of the weakening economy, a generally more competitive pricing environment, and the inclusion of Ideal for a full year. However, we are pleased to report that gross profit margins increased during the fourth quarter of 2001 as compared to the prior quarter. Gross profit margins were 8.6% in the fourth quarter as compared to the trough of 8.0% before special charges in the third quarter of 2001. The improving gross margin resulted primarily from a favorable shift in product mix and the strategy to emphasize margins over top line growth.

Selling, general & administrative expenses as a percentage of sales were 7.9% in 2001, compared to 6.7% in 2000. The increase reflects an increase in staffing in support of the Company's strategic initiatives, the higher expenses as a percentage of sales of Rorke Data, TTP and Total Tec Systems, and relatively less robust revenue growth than planned for at the start of the year. However, we are pleased to report that selling, general & administrative expenses as a percentage of sales decreased to 7.6% in the fourth quarter as compared to 8.0% in the third quarter of 2001. The sequential decline resulted from an increase in sales and from cost saving restructuring measures undertaken in the year.

Our long-term financial model calls for increasing gross margin through a continuing positive shift in product mix. We also plan to decrease operating expenses in each of our divisions as a percentage of sales through the realization of additional efficiencies and productivity, which is expected to result in overall higher operating margin.

2001 ACCOMPLISHMENTS

During 2001, we took important steps to position the Company in the high-growth storage systems market and we achieved significant further progress in driving our sales towards a richer mix of storage systems, solutions and services. Bell Microproducts is well positioned for future growth in our strategic initiatives. Among the Company's accomplishments in 2001:

- We expanded storage solutions resources with the acquisition of Total Tec, TTP, and Forefront Graphics. Headquartered in Edison, NJ, Total Tec is one of the nation's premier enterprise computing and storage solutions providers focused on providing comprehensive IT solutions on challenging SAN (Storage Area Network) initiatives. Netherlands-based TTP distributes IBM's line of enterprise storage systems throughout central Europe, and other products too. Lastly, Forefront Graphics, headquartered in Toronto, Canada, adds high performance computer graphics, digital audio and video, storage and multimedia products targeted at both the computer reseller marketplace and the video production reseller marketplace.
- We formed new strategic alliances in the fourth quarter with IBM Storage Systems in the U.S., and earlier with EMC in Northern Europe.
- We expanded our U.K. Compaq relationship in the fourth quarter to include the U.S. market for Proliant servers and StorageWorks enterprise storage systems. Through this distribution agreement, Bell Microproducts will offer leading Compaq enterprise products, services and solutions to its large customer base of VARs, resellers, OEMs and system integrators in the U.S.

Quarterly Sales



Millions
$600
$500
$400
$300
$200
$100
$0
1Q99 2Q99 3Q99 4Q99 1Q00 2Q00 3Q00 4Q00 1Q01 2Q01 3Q01 4Q01

Quarterly EPS Diluted

(Continuing Operations and Before Special Charges)



$0.30
$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
$-0.05
$-0.10
$-0.15
$-0.20
1Q99 2Q99 3Q99 4Q99 1Q00 2Q00 3Q00 4Q00 1Q01 2Q01 3Q01 4Q01

Annual Sales



Millions
$2,500
$2,000
$1,500
$1,000
$500
$0
1995 1996 1997 1998 1999 2000 2001

Annual Earnings Per Share Diluted

(Continuing Operations and Before Special Charges)



$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
$-0.20
$-0.40
1995 1996 1997 1998 1999 2000 2001

Return on Equity



20%
15%
10%
5%
0%
-5%
1995 1996 1997 1998 1999 2000 2001

- We expanded the geographic coverage of our European components and peripherals sales organization with the opening of several new sales offices, and we are pleased with the results. New sales locations include the Netherlands, Belgium, France, Germany, Austria, Italy and Sweden.
- We internally expanded our storage systems infrastructure in both the U.S. and Europe. We expanded our Solutions Center in Eden Prairie, Minnesota, and our Corporate Technology Center in Montgomery, Alabama.
- We launched Tsunami, our new IT system, in January 2001. The system is now fully operational. This new system structures sales in the U.S. and enhances sales productivity.
- We launched our new LDI software licensing initiative in early 2001 in the United Kingdom and expanded our software alliances. As a result, software sales grew to 21% of U.K. sales in the year, and were up 24% from fourth quarter 2000 to fourth quarter 2001. We will expand this program to include Europe and the Americas in 2002, a significant opportunity.

There were many other accomplishments in 2001. We believe they all add to a greatly improved strategic position for Bell Microproducts, which should enable us to outpace the industry and to grow profitably.

RISING SOLUTIONS CONTENT

We are pleased to report that the solutions content of our business has risen sharply, from 11% in 1999, or $111 million, to 28% in 2000, or $500 million, and to 38% in 2001, or $760 million. During the fourth quarter of 2001, our solutions content reached a record 40%, which corresponds to an $840 million annualized run rate. Solutions comprise storage systems, computer platforms, software, fibre channel interconnectivity products, and tape drives and libraries. Solutions sales for 2001 rose 51% from 2000 and are approaching a $1 billion run rate.



SOLUTIONS SALES
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
$900.0
$800.0
$700.0
$600.0
$500.0
$400.0
$300.0
$200.0
$100.0
$0.0
1999
2000
2001
4Q 2001 Annualized Run Rate
Solutions Content (% of Total Sales)
Solutions Sales ($ Millions)

During the fourth quarter of 2001, storage systems were the largest component of our solutions content, representing 40% of solutions sales. Solutions are our major thrust as we continue to transition Bell Microproducts' from a traditional component distribution model, to a storage systems and solutions provider model.

RESTRUCTURING FOR LOWER COSTS AND HIGHER PRODUCTIVITY

In the early part of 2001, Bell Microproducts began experiencing a softening of demand in the market for electronic components, particularly in the higher-margin North American industrial OEM market where we sell disk drives and semiconductors. The weakness subsequently increased as the industry over-inventory situation impacted demand for semiconductors, disk drives and related components in North America. By the end of the second quarter, the weakness in demand had extended to all geographies, resulting in lower than planned sales.

Faced with a broadening slump in the global technology markets, on July 2, 2001, Bell Microproducts announced several cost reduction measures in order to bring costs in line with reduced business levels. These measures included a reduction in headcount, the decision to discontinue certain marginal and non-strategic product lines, and the closure of the Company's Champlin, Minnesota warehouse and value added center. The activities previously performed in Champlin were consolidated into the Marlborough, Massachusetts and Delaware facilities where identical activities are performed. With the closure of Champlin, the Company has reduced its facilities in Minneapolis from three to two. The Company also announced the elimination of 27 manufacturers from its line card of over 150 suppliers in order to focus on its key partners. These restructuring measures resulted in a predominantly non-cash after tax restructuring charge of $6.0 million which was recorded in the second quarter.



Ian French
President, Bell Microproducts Europe

Bell Microproducts started the year with operations in the U.K. (through Ideal Hardware) and the Netherlands and Italy (through Rorke Data). By the end of 2001, we had opened offices in Sweden, Belgium, Germany, France and Italy for volume distribution, we had acquired the TTP group operating in the Netherlands, Belgium, Germany and Austria, and we had significantly expanded our capabilities in the U.K., primarily through the opening of a new 140,000 sq ft logistics center which is now fully operational and services most of Europe on an overnight delivery basis.

We achieved double digit sales growth in a very difficult market and gained market share in 9 out of our top 10 franchises. We are now the leading storage distributor in Europe and have differentiated ourselves by simultaneously growing volume sales with Seagate, IBM and Maxtor while creating a major enterprise storage capability which operates across Northern Europe. This enabled us to be appointed as EMC sole distribution partner for Northern Europe, to expand the Compaq and Veritas geographical agreements and also, through the TTP acquisition, to become a leading IBM storage distributor.

With over 200 sales experts, supported by in-depth technical capability and superb back office functions, Bell is well positioned in Europe to grow not only as a volume distribution business but also as the leading enterprise storage solutions player.

We have also been successful in growing the software distribution business, particularly with licensing for companies such as Microsoft and Network Associates. Software sales exceeded 20% of Bell Microproducts' 2001 sales in Europe and are expected to continue strong growth.



Bell Microproducts,
Europe headquarters, London, U.K.

On October 3, 2001, Bell Microproducts announced several additional actions to reduce costs in this challenging economic environment. These actions included severance charges for headcount reduction, the discontinuance and write-off of an investment in a supply chain management program, inventory and receivable write-offs, and other charges. These actions resulted in a predominantly non-cash after tax special charge of $11.4 million.

Together, the cost reduction measures have resulted in a significantly leaner cost structure. In particular, while fourth quarter sales were down 3% in 2001 compared to 2000, ending inventory was down 21%.

In order to provide better focus, we have recently implemented a realignment of our European sales organizations to put additional emphasis on storage systems and services, and the components and peripherals markets. As a result, we have consolidated two of Bell Microproducts' European specialist enterprise storage subsidiaries, Rorke Data and TTP, under one brand, Bell Microproducts Enterprise Solutions. The volume business, consisting of components and peripherals, has been reorganized to operate as Bell Microproducts Europe, and will continue its focus on serving the continental European market.

In the U.S., we recently structured Bell Microproducts in the same manner into two entities: Bell Microproducts North America and Bell Microproducts Enterprise Solutions. Under Bell Microproducts North America, the Industrial Division will be unchanged, except that we will refer to this as the OEM Division. The Commercial Division will be renamed the Computer Products Division. The Bell Microproducts Enterprise Solutions organization will focus on sales to enterprise VARs. This division will have separate organizations focusing on key opportunities including value added, Compaq and IBM.

THE INSATIABLE DEMAND FOR STORAGE

Market researcher Dataquest forecasts worldwide RAID storage to reach 6.7 million terabytes in 2005, representing an 87% CAGR for the period 2000-2005, an improvement from the 78% CAGR for the period 1998-2000. According to a study by Salomon Smith Barney, there are three areas that are the key drivers of information growth and support the projected growth in demand for storage: mission-critical applications, the Internet and emerging "killer" applications.

Mission-Critical Applications

The principal mission-critical applications that are generating significant amounts of data are:

- **Enterprise Resource Planning (ERP):** These applications leverage the Internet to make businesses run more efficiently without the additional expense of more headcount.
- **Customer Relationship Management (CRM):** These software applications improve the sales process. They include such functions as sales force automation, customer support, and partner relationship management.
- **Supply Chain Management (SCM):** SCM software applications provide companies with a high-level view of their trading partners' activities, thereby resulting in increased efficiencies.
- **Data Warehousing:** The growth of data warehousing software, which combines different databases into one, makes enterprise applications even more powerful, further driving the demand for storage.

The Internet

The Internet is driving demand for storage because of the growing number of users, their increased reliance on e-mail, and the projected growth of worldwide e-commerce.

- **E-Mail:** E-mail has a tremendous effect on demand for storage in today's data center. According to market researcher IDC, on an average day in 2000, ten billion e-mail messages were sent worldwide. IDC estimates this will grow to 35 billion in 2005, representing a 29% CAGR.
- **E-Commerce:** A growing e-commerce business requires an IT infrastructure that has high availability, and non-disruptive backup/restore processes. Storage software

2001 - Expanding on Our Dominance in Latin America



Lou Leonardo
President, Bell Microproducts Latin America

Bell Microproducts Latin America is the major storage provider for the region. We ship over 45% of the HDD requirements for the region.

We have full in-country operation in Santiago, Chile and sales, marketing and technical support offices in Mexico City, Mexico; Buenos Aires, Argentina and Sao Paulo, Brazil. In addition, we have market penetration not only in all the major countries but we reach and service a total of 32 countries and the islands.

In products, our focus is to support the key components for the systems builder including hard drives, motherboards, processors, optical products and memory. With regard to memory products, we have two SMT lines in Miami that produce modules exclusively for the region. Our current share is approaching over 15%.

Our strategy going forward is to expand more in-country and to provide more localized inventory and support. As we increase our in-country presence, we plan to increase our focus on and make headway in enterprise storage.



Bell Microproducts
Latin America headquarters - Miami, Florida.

provides solutions to these needs, through its marquee functions such as data backup and data recovery. According to IDC, e-commerce spending should grow to $5 trillion by 2005, up from $354 million in 2000 - a CAGR of roughly 70%.

Emerging "Killer" Applications

Beyond traditional storage needs, drivers for storage capacity in the future could include emerging "killer" applications, such as:

- **Digital Photography:** IDC projects worldwide digital camera shipments could reach 38.7 million by 2005, representing a 20.7% CAGR (2000-2005).
- **Enterprise Video Streaming:** On-demand streaming video requires a tremendous amount of storage capacity to enable fast and reliable access to the archived digital data. In North America, the enterprise video streaming market is expected to grow to $2.8 billion in 2005 from $140 million in 2000, representing a 95% CAGR, according to Jupiter Media Metrix.
- **Set-Top Boxes and Personal TVs:** The emergence of Digital Video Recorders (DVR) represents a major growth opportunity for storage devices in the consumer market. DVRs are like VCRs, but with a hard disk and without the hassles of videotapes.
- **Video Conferencing and Voice:** Voice-to-text, text-to-voice, e-mail-to-voice, voice-to-e-mail, and language translation are all emerging new applications that require a great deal of storage capacity.
- **MP3 and MPEG-2 Technology:** One CD-quality MP3-coded song takes up approximately 3 megabytes of storage capacity. One full-length MPEG-2-coded movie consumes approximately 4 gigabytes of storage capacity.



IBM ESS Shark system

EMC Clariion

Compaq Enterprise Virtual Array

Brocade SilkWorm 12000

Strong Growth in RAID Storage


Terabytes Shipped
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
Millions
CAGR 87% (2000-2005)
CAGR 78% (1998-2000)
1998
1999
2000
2001E
2002E
2003E
2004E
2005E

Source: Dataquest, 2001

Robust SAN Projections

RAID-Based Disk Storage in SAN, NAS and DAS


$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
Millions
DAS
SAN
NAS
1998
1999
2000
2001
2002E
2003E
2004E
2005E

Source: Dataquest, 2001

SANs are projected to be one of the fastest growi segments of storage. Dataquest projects that SA attached storage (including external storage a NAS) will grow to $41.3 billion in 2005 from $(billion in 2000, representing a 45.7% CAGR.

Protocols: The Language of SANs

Past and Potential Future
Storage Networking Technology Availability


Adoption
Fibre Channel
IP Storage
Infiniband
1998
1999
2000
2001E
2002E
2003E
2004E
2005E
2006E

Source: Salomon Smith Barney 2000

While Fibre Channel continues to proliferate tl industry in the form of networked and no networked storage, IP storage is getting closer becoming a reality. We expect IP storage effectively penetrate the market over the next thre years, but instead of replacing Fibre Channel, w believe it will complement it on the low end and the periphery in the near term.

We also anticipate InfiniBand™ showing up over tl next few years as the next evolutiona development to PCI.

LOOKING AHEAD

It appears that the worst of the industry inventory correction is over. However, economic concerns persist, and visibility remains relatively limited. We believe Bell Microproducts is well-positioned to grow sales in this difficult economic environment. Recent additions to our line card, including Compaq, IBM and Lucent in the U.S., the rollout of our software licensing program in North America, increased geographic penetration, and incremental sales from our recent acquisitions position us well for growth. In the long run, we expect our strategic initiatives to yield a higher solutions content, stronger growth and a richer mix of products.

In conclusion, we are optimistic with regard to the strategic positioning of the Company. We will continue to invest in our strategic investments, such as storage solutions, strategic acquisitions in both distribution and storage solutions, the winning of new synergistic product lines to add to our product offering, and our continuous improvement efforts.

We believe we are taking the right actions to position Bell Micro to emerge from the technology recession in a competitively stronger position. We believe our strategic initiatives and the projected continued strong growth in digital content lay the foundation for a strong earnings rebound as the economy recovers and as the technology downturn passes.

In 2002, it remains Bell Microproducts commitment to deliver the highest value to our customers, suppliers, employees, and shareholders globally.



Sincerely,

W. Donald Bell
President, CEO & Chairman of the Board


BELL MICROPRODUCTS

Bell Microproducts, Worldwide Headquarters, San Jose, California

Ideal Enterprise Solutions - Focused on Higher-End Storage Solutions



Ian French, President, Bell Microproducts Europe

In the UK, 2001 saw Ideal Hardware form a specialist division, Ideal Enterprise Solutions, to more effectively focus on the market for higher-end storage solutions, specifically SAN, NAS and disaster recovery/business continuance technologies. Reflecting the different needs and dynamics of this enterprise storage market, Ideal Enterprise Solutions comprises approximately fifty focused sales, product, technical, consultancy & marketing staff. It shares back office functions with its volume components distribution counterpart.

A number of new vendor partnerships were signed in the year, most notably an agreement to distribute EMC's CLARiiON range in Northern Europe (UK, Benelux, Nordics). We were also able to significantly improve UK market share on other major lines such as Compaq StorageWorks, Veritas, ADIC and StorageTek.

The Enterprise business in the UK grew 62% year-on-year in revenue terms, with gross margin improved from 11.7% to 12.7%. Much of this growth occurred in the second half of the year, despite difficult global economic conditions, with revenues nearly doubling in the third quarter over the second quarter. Sequential growth continued in the fourth quarter.

This UK based success has now been supplemented by the acquisition of TTP group who operates in the Netherlands, Belgium, Germany and Austria, and the integration of Rorke Data in Europe. These strategic actions have enabled us to become a major IBM partner and have positioned us to expand and actively build on our relationships with key vendors including Brocade, Veritas and Compaq.

The relationships with major enterprise manufacturers such as IBM, Compaq and Hewlett Packard is also enabling closer synergies with Bell Microproducts' U.S. operations where we are being successful in the same areas and developing a genuine global enterprise capability which is of great importance to major manufacturers and customers.

The future emphasis will be on improving professional services capabilities and ensuring that Bell Microproducts is the partner of choice for all storage related issues.

Rorke Data - A Unique Value Proposition



Herb Rorke, President, Rorke Data

Rorke Data, a subsidiary of Bell Microproducts, integrates and markets value-add data storage solutions into three primary vertical markets, Audio Video, Digital Prepress and Medical Imaging. It has maintained a growing market presence in these verticals for over 15 years by delivering high quality Rorke Data branded products with superior service and support.

Our goal is to grow our business during 2002 by delivering complete storage solutions, including servers, RAID, archive, backup and network connectivity for server attached and storage area network requirements. Rorke Data's target customers in these vertical markets are channel resellers, OEMs and a few select end user customers. Our unique value proposition of storage centric solutions with a full suite of support options should enable us to achieve new growth in 2002 and beyond. Key products in these solutions include servers (Compaq, Trademark, Sun), RAID, tape and optical libraries, media, switches as well as connectivity hardware and software. Rorke Data uses both Rorke branded products and major manufacturers' branded products to deliver the best of breed solution for the customer's requirements. Rorke Data relies on the technical support, field engineering and value add integration organization in the Bell Microproducts Solutions Center (BMSC). The



The Interoperability Lab is located at Rorke Data's US Headquarters.

BMSC organization is a blend of Rorke Data and Bell Micro engineers and support personnel that deliver pre- and post-sales support and integration services to the entire Bell organization.

Throughout 2002, Rorke Data and Bell Microproducts will be aggressively investigating exciting new products and solutions which bring together traditional LAN topologies with Storage Area Networks which include iSCSI™ and Infiniband™. Rorke Data and Bell Microproducts are well positioned to provide solutions and services for these new emerging technologies.

Total Tec Systems- A Premier Enterprise Solutions Provider



Frank Law, President, Total Tec Systems

Founded in 1976 and employing approximately 125 people, Total Tec (www.totaltec.com) is one of Compaq's four enterprise distributors and one of the nation's premier enterprise (computing and storage) solutions providers focused on implementing comprehensive IT solutions to Fortune 1000 firms. Whether it is eBusiness, business intelligence or other mission critical applications, Total Tec helps clients take control of rapidly growing information and data availability needs.

"Total Tec Systems has addressed the needs of the market by changing its paradigm to be part of a complete high-end business or mission critical value-added solution--an enterprise and business solutions integrator. Its redesigned go to market strategy represents a virtual organization providing seamless integration. This strategy allows Total Tec to deliver more complex solutions for larger projects than traditional solution providers."

"Total Tec helps build IT infrastructures so data can be easily managed and is available to users whenever it's needed, and protects the data so that it is never lost. Through server and storage consolidation we can do this with a lower cost of ownership."



Total Tec has the ability to provide the delivery of industry specific technology to customers in many diverse industries through the selected use of partners. Total Tec can provide single-source services, from the initial assessment of the customer's computer and network infrastructure to the



delivery of hardware and software, customization of applications and solutions, and the ongoing management and servicing of these systems at mission critical support levels.

As one of twenty Compaq Enterprise Storage Solution Specialists, Total Tec enters new accounts by leading with storage solutions. Highlighting business continuance, disaster recovery/prevention, remote and local data replication, and heterogeneous SAN solutions, Total Tec delivers "end-to-end" complex highly available, mission critical, integrated Enterprise, Business, and eBusiness Solutions with the assistance of Software Integration partners. Total Tec's methodology addresses key business data concerns including availability, reliability, performance, scalability and manageability.

Our success is based on the way we architect a solution to address our customers' needs, not just on the products we sell. To design and deploy technology successfully requires a high degree of professionalism and expertise. It requires the ability to listen closely to our customers, to understand their needs, and to draw on our knowledge and experience to create a highly available IT environment.



Total Tec System's headquarters facility

Headquartered in a 72,400 sq. ft. facility, in Edison, NJ, Total Tec, hosts the largest, independent Information Technology Integration facility on the east coast - a 17,000 plus square foot engineering, staging, testing, and CIP certified, ISO 9002 Compliant Integration Facility. A major value-add derived from this facility is that all projects arrive at the customer's sites fully integrated and tested. Regional offices are located in Boston, MA; Woodbridge, NJ; Ft. Washington, PA; Columbia, MD; and Atlanta, GA with additional satellite offices serving the entire Eastern and Southern States.

Total Tec is highly respected in its markets as a differentiated value-add enterprise provider with a high level of competence in the design and implementation of advanced enterprise computing and storage area network configurations. It is acclaimed nationwide as an award-winning Emerging Service Partner of the Year by Digital, Customer Service Company of the Year Award, VAR business 500, NJ Fast Fifty, and Compaq's Enterprise Network Storage Architecture- "Visionary Award" service provider of Compaq products and services.

BEMS - A Leader in Enterprise Storage Systems



Willem Manten, President, TTP

In an economic environment in which today's organizations need to "do more" with fewer resources, IT executives face the challenges of managing ever-increasing amounts of data. This is especially true as business information becomes a greater strategic asset that must be continuously accessible by customers, partners, and employees. To ensure that their information is stored securely and backed up reliably, many organizations rely on Bell Microproducts Enterprise Solutions. Bell Microproducts Enterprise Solutions Continental Europe is the combination of Touch The Progress (TTP) Group BV with subsidiaries in the Netherlands, Belgium, Germany and Austria and Rorke Data Holding BV with subsidiaries in the Netherlands and Italy. The two companies have over 20 years of experience in Data Storage Solutions. Rorke Data provides leading edge fibre channel and storage area network solutions to vertical markets such as digital audio/video, digital pre-press and medical imaging. TTP is the master value-added reseller for such companies as IBM, Compaq, HDS, Brocade and other well respected and recognized storage brands.

The market will grow increasingly in the direction of storage solutions and the outsourcing of data management responsibilities. Our plan for the coming three years is to become the pan-European value-added storage distributor on the continent. With a significant lead over the competition, our organization is positioned to achieve this goal in a relatively short period.

Our plan for 2002 is to:

1. grow at least 20% faster than the market overall by sharing resources and supporting our vendors;
2. implement a full service portfolio in the second half of 2002 (such as consultancy, education, engineering, storage facilities, light manufacturing, etc.);
3. structure into a North region (Nordics & Benelux), Central region (Germany, Austria and Switzerland) and South Region (France, Italy and Spain); and
4. centralize the full back-office operations into the Netherlands and open a new and larger warehouse facility to serve the European continent.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OF 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to ___________.

Commission file number: 0-21528

BELL MICROPRODUCTS INC.

(Exact name of registrant as specified in its charter)

California	94-3057566
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1941 Ringwood Avenue, San Jose, California 95131-1721
(Address of principal executive office, including zip code)

Registrant's telephone number, including area code: (408) 451-9400

Securities registered pursuant to Section 12(b) of the Act: None.

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.01 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes _X_ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

The aggregate market value of the voting stock held by non-affiliates of the registrant, as of March 19, 2002, was approximately $156,031,327 based upon the last sale price reported for such date on the Nasdaq National Market. For purposes of this disclosure, shares of Common Stock held by officers and directors of the Registrant have been excluded because such persons may be deemed to be affiliates. This determination is not necessarily conclusive.

The number of shares of Registrant's Common Stock outstanding as of March 19, 2002 was 19,241,750.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the definitive Proxy Statement for the Company's Annual Meeting of Shareholders to be held on May 16, 2002 are incorporated by reference into Part III of this Form 10-K

ITEM 1. BUSINESS

General

Founded in 1987, Bell Microproducts Inc., together with its subsidiaries, is a leading value-added distributor of storage products and systems, semiconductors and computer products and peripherals. We market and distribute our products at various levels of integration, from raw components to fully integrated, tested and certified systems. We carry over 150 brand name product lines as well as our own proprietary BellStor and Rorke Data storage products, Markvision memory modules and TradeMark computer products. Across our product lines, we emphasize our ability to combine our extensive product portfolio with comprehensive value-added services.

We offer components that include disk drives, semiconductors, flat panel displays and related products, and other storage products and custom-configured computer products. Our products also include value-added services such as system design, integration, installation, maintenance and other consulting services combined with a variety of storage and computer hardware and software products. In addition, we offer network attached storage (NAS), storage area network (SAN) and other storage systems, computer platforms, tape drives and libraries and related software. Our selection of products and technologies, together with our independence, allows us to offer the best available hardware, software and service solutions for each customer. Customers can purchase our components as stand-alone products or in combination with certain value-added services.

We have made forward-looking statements in this Form 10-K and in the documents that are incorporated by reference into this Form 10-K, within the meaning of Section 27A under the Securities Act of 1933 and Section 21E under the Securities Exchange Act of 1934. These forward-looking statements are subject to risks and uncertainties and include information concerning our possible or assumed future results of operation. Also, when we use words such as "believe," "expect," "anticipate" or similar expressions, we are making forward-looking statements. Our actual results and financial condition could differ materially, and adversely, from what is anticipated in these forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and elsewhere in this Form 10-K. We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors described in this Form 10-K, as well as any other cautionary language in this Form 10-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements.

Industry

The storage, semiconductor and computer industries have experienced significant growth over the past decade, due to rapid growth in Internet usage and e-commerce; enterprise applications such as enterprise resource planning and data mining; server, desktop and laptop computers; and wireless communications as well as a variety of emerging consumer products and applications.

Traditionally, storage, semiconductor and computer products have been sold through both direct and indirect distribution channels. The use of indirect distribution channels is growing rapidly as manufacturers focus on core activities such as product design, development and marketing and begin to divest or outsource non-core functions. The growth of the indirect market reflects the need for manufacturers to increasingly use distributors, particularly for servicing OEMs, VARs, CEMs and system integrators. Customers are also driving the trend toward indirect distribution due to the value-added services that distributors often provide, particularly in the storage market. The rapid growth of storage requirements and the need for sophisticated networked storage systems such as NAS and SAN have increased the importance of independent storage solutions providers.

Network Attached Storage. NAS appliances are advanced storage systems that attach directly to a local area network. A NAS appliance can be thought of as a thin file server with built-in storage. Similar to general-purpose servers, NAS appliances include a central processing unit, an operating system and internal hard disk drive storage.

Storage Area Networks. A SAN is an architecture that directly connects multiple independent servers and storage subsystems through a network dedicated to storage. A SAN consists of a variety of heterogeneous networking equipment such as switches, hubs and routers; storage products such as disk subsystems, tape libraries and optical drives; and storage management software. A SAN is often connected using a protocol known as Fibre Channel.

Both the NAS and SAN markets are projected to grow rapidly over the next few years. The complexity of sophisticated data storage solutions such as NAS and SAN combined with a shortage of qualified information technology personnel often requires companies to outsource the research, design, implementation and support of their networked storage solutions. Accordingly, significant growth in SAN and NAS is expected to be through indirect distribution channels.

In recent years, a growing number of manufacturers began to reduce the number of distributors they use. Distributors themselves are also choosing to consolidate because of the competitive advantages that arise from expanded product offerings and economies of scale. The rapidly changing nature of the storage, semiconductor and computer industries has required distributors to significantly expand both their customer base and product and service offerings, to compete effectively. To be successful within these areas, we believe distributors must emphasize time-to-market and total cost reductions and focus on markets in which they have advantages in service, flexibility and component content. Distributors also need to distinguish themselves through a combination of value-added services such as consulting, design, implementation and maintenance as well as more knowledgeable service and technical support.

Our Strategy

Our goal is to expand our leadership position as a distributor of storage products and systems and to become one of the leading distributors of semiconductor components and computer products and peripherals. We intend to achieve this goal by leveraging our strengths and implementing the following strategies:

Continue Our Focus on Storage Solutions. We plan to continue to take advantage of the market opportunities in the storage industry by maintaining our strategic focus on our storage solutions. For example, we have devoted significant resources to expanding our marketing efforts, deepening the expertise of our sales force and offering an extensive range of technologically-advanced products. We believe that our ability to offer value-added services will be critical for implementing storage solutions and leveraging the opportunity in the data storage market given the increasing complexity of storage solutions and the shift toward indirect distribution.

Expand our Storage and Semiconductor Product Lines. We believe that our ability to offer customers an extensive line of leading storage products across technologies and manufacturers will continue to be a strong competitive advantage for us, particularly as it relates to SAN and NAS solutions. Our selection of products and technologies, together with our independence, allows us to reliably deliver the optimal package of appropriate hardware, software and services for each project. We also believe it is important to expand our semiconductor offerings to address customer demand. We will continue to expand our product lines through strategic acquisitions and internal growth.

Expand Geographically. We intend to deepen our presence in the United States, and expand our coverage in the major markets of Canada, Latin America and Europe through targeted internal growth and strategic acquisitions. Increasingly, multinational companies, including our manufacturers and customers, are requiring products and solutions that are able to address local operational and reporting requirements, but which are also heterogeneous and interoperable among countries, regions and offices. As we expand our global presence, we believe that we will be better able to address the demands of multinational customers, gain more access to multinational manufacturers and leverage our expertise.

Align with Industry Leaders. We intend to leverage our position as a leading storage solutions provider to create new strategic relationships with manufacturers. We believe that distribution channels will continue to consolidate and leading manufacturers will align with those distributors that are best able to offer value-added services and access new customers. We believe being aligned with leading manufacturers will allow us to identify innovative products, exchange critical information, and gain access to new technologies and create cross-marketing opportunities. We have entered into strategic relationships with a number of manufacturers, including IBM, Compaq and EMC.

Expand Electronic Commerce Initiatives. We intend to expand the scope of our electronic commerce, supply chain management and information deployment programs. We believe that our electronic commerce initiatives will expand our customer base, establish greater penetration with existing customers and strengthen our position as a preferred distributor of storage, semiconductor and computer products. We also believe that these programs will further establish our brand name, lower our operating costs and streamline our inventory management process.

Products and Services

We market and distribute more than 150 brand name product lines, as well as our own BellStor and Rorke Data storage products, Markvision memory modules and TradeMark computers and servers. We offer the following products as discrete components or as part of our solutions offering.

Storage Products and Related Software

Our storage products include network attached storage products, storage area network products, Fibre Channel networking products and systems, tape libraries and disk drives, as well as storage-related software products. Among the storage products we offer are our own proprietary BellStor and Rorke Data storage products, that complement the other products and technologies we provide.

Semiconductor and Other Components

We distribute a variety of semiconductor components, including memory components and modules, logic devices, microprocessors, microcontrollers, power management components, analog and mixed signal circuits, application-specific integrated circuits (ASICs), graphics and video devices, communications and specialty components.

Computer Products and Software

Our computer products include a variety of standard and custom-configured motherboards, flat panel displays and related components, monitors, keyboards, chassis, scanners, personal computers and servers, board level products and network interface controller (NIC) cards, as well as related software. Among the computer products we offer are our own proprietary Markvision memory modules and TradeMark computer products that complement the other products and technologies we provide.

Value-Added Services

We offer our customers a variety of value-added services as described below. Many of our value-added services are product focused, while others provide our customers assistance with a variety of product management activities.

Storage System Consulting Services. We work with customers to determine data storage needs to make decisions regarding their storage strategies and to design storage systems to address these needs. Our consulting services draw from our core competencies in enterprise storage integration solutions. We perform tasks such as storage audit or feasibility studies, supplement specialist elements of a pre-defined project or provide full project management and implementation.

NAS and SAN Solutions. We offer a complete range of professional services including design and consultation, installation, training and on-site service programs relating to NAS and SAN solutions. We have established a dedicated enterprise storage systems team that can address the challenges associated with enterprise storage systems. Our service programs also offer customers Fibre Channel interoperability and fully integrated turnkey storage solutions. For example, we integrate SANs with Fibre Channel-based technology including switches, bridges, archive libraries and network software.

Storage Subsystem. We provide standard and custom subsystem products to our customers. We integrate standard products for our BellStor and Rorke Data brand storage products. We also configure custom products to meet the needs of customers that cannot be served by industry-standard product offerings.

Other Product Services. We provide value-added services to a full range of semiconductor, storage and computer products, including semiconductor device programming, tape and reeling, special labeling, disk drive image duplication, firmware modification, software downloading and hardware modification.

Flat Panel Integration. We offer integrated flat panel display subsystems for use in custom designs or with OEM systems.

Application Support Services. Our application support services provide design support and product recommendations, training programs, maintenance options and testing, technical advice and prompt incident detection and resolution.

Supply Chain Management. We provide a variety of materials-management solutions, including e-procurement services, Internet-enabled, real-time pricing and delivery quotations, electronic data interface programs, just-in-time inventory programs, bonded inventories, on-site consignment inventory and kitting. We are implementing an end-to-end supply chain management program for manufacturers and customers. This new program is designed to help us improve inventory turns, service levels and sales productivity through the implementation of demand planning and supply chain planning systems. We are also working with several companies in order to provide software applications and other resources to OEMs and contract electronic manufacturers for materials-management logistic activities.

Sales and Marketing

Our customer base primarily consists of OEMs, VARs, system integrators, contract electronic manufacturers, storage solution customers and retailers. For customers primarily seeking our solution offerings, our sales and marketing efforts often involve proactive efforts of our sales people and field application engineers. Sales and technical personnel focusing on these customers tend to spend time at customers' facilities assessing the customers' needs, developing and providing solutions as well as providing proof of concept supported by our technical capabilities and experience. Our component offering marketing efforts involve supply chain management programs, consignment and bonded inventory programs and end-of-life programs. Sales of our component offerings are principally driven by product breadth and depth, pricing and on-time availability.

We also believe that our relationships with manufacturers provide us with significant opportunities to increase our sales and customer base. We work closely with many manufacturers to develop strategies to penetrate both targeted markets and customers. In many cases, our sales presentations to customers are a joint effort with manufacturers' sales representatives.

We believe our e-commerce program will enhance our sales and marketing efforts by:

- providing our customers with detailed product information, including availability and pricing;
- providing customers additional channels to purchase our products;
- reducing time and expenditures involved in customers' product procurement activities; and
- providing our customers with resource planning tools to more accurately manage their product requirements.

Competition

In the distribution of storage, semiconductor components and computer products, we generally compete for customer relationships with numerous local, regional and national authorized and unauthorized distributors. We also compete for customer relationships with manufacturers, including some of our manufacturers and customers. Consistent with our sales and marketing efforts, we tend to view our competition, whether arising from the direct or indirect distribution channel, on a customer-category basis. We believe that our most significant competition for customers seeking both products and value-added services arises from Arrow Electronics and Avnet. We believe that our most significant competition for customers seeking products apart from value-added services arises from Ingram Micro and Tech Data.

We believe that competition for customers is based on product line breadth, depth and availability, competitive pricing, customer service, technical expertise, value-added services and e-commerce capabilities. We believe that we compete favorably with respect to each of these factors. We directly compete with numerous distributors, many of which possess superior brand recognition and financial resources. In the area of storage products and solutions, however, we believe that none of our competitors offers the full range of storage products and solutions that we offer.

We compete with other distributors for relationships with manufacturers. In recent years, a growing number of manufacturers began to reduce the number of distributors they use. We believe this consolidation is the result of a manufacturer's need to streamline its supply chain and establish stronger and more expansive relationships with a smaller number of distributors. Since we believe that competition for customers is often based upon product line breadth, depth and availability, the loss of any significant manufacturer could harm our competitive position.

Although we believe that we are currently well positioned within our target markets, the storage and computer product markets are rapidly evolving and highly competitive. As technologies continue to change, we expect that competition will increase in the future. We believe direct competition from manufacturers is likely to increase if, as expected, the data storage industry continues to consolidate. This consolidation would probably result in fewer manufacturers with greater resources to devote to internal sales and marketing efforts. In addition, manufacturers have established and will probably continue to establish cooperative relationships with other manufacturers and data storage solution providers. These cooperative relationships are often intended to enable manufacturers to offer comprehensive storage solutions that compete with those we offer.

Recent Acquisitions

In connection with our solution offerings, we have completed a number of strategic acquisitions. Through these acquisitions, we gained expertise in storage solutions and greater access to international markets.

Our acquisition of Total Tec, a company headquartered in Edison, NJ, and with sales offices in the eastern and southern United States, has significantly expanded our ability to address challenging SAN initiatives. Total Tec is one of Compaq's four enterprise distributors and one of the nation's premier enterprise (computing and storage) solutions providers focused on implementing comprehensive IT solutions to Fortune 1000 firms. Their methodology addresses key business data concerns including availability, reliability, performance, scalability and manageability. During the fourth quarter of 2001, we expanded our U.K. Compaq relationship to include the U.S. market for Proliant servers and StorageWorks enterprise storage systems. Through this distribution agreement, Bell Microproducts will offer leading Compaq enterprise products, services and solutions to its large customer base of VARs, resellers, OEMs and system integrators in the U.S.

Our acquisition of Touch The Progress Group BV, a company based in the Netherlands and with offices in Germany, Belgium and Austria, has added enterprise storage and storage management products, technology, infrastructure, and support services to our strategic effort. The company offers an extensive portfolio of storage solutions from some of the world's leading manufacturers. This portfolio allows the company and its business partners to provide a total storage management solution for multiple heterogeneous computing platforms, including IBM, SUN Microsystems, Hewlett-Packard, Compaq and other leading manufacturers.

Our acquisition of Forefront Graphics, a company headquartered in Toronto, Canada, and with offices in Ottawa, Montreal, Calgary and Vancouver, has added high performance computer graphics, digital audio and video, storage and multimedia products targeted at both the computer reseller marketplace and the video production reseller marketplace.

Employees

At December 31, 2001, we had a total of 1,476 employees, including 91 in general corporate functions, 708 in administrative functions and 677 in sales and marketing functions. Of our total employees, 650 are located at our facilities outside of the United States, including 441 in the United Kingdom. None of our employees are represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good. Many of our current key personnel have substantial experience in our industry and would be difficult to replace. The labor market in which we operate is highly competitive and, as a result, we may not be able to retain and recruit key personnel. If we fail to recruit, retain or adequately train key personnel, we will experience difficulty in implementing our strategy, which could negatively affect our business, financial condition and stock price.

Risk Factors

You should consider carefully the risks described below together with all of the other information included in this Form 10-K. The risks and uncertainties described below and elsewhere in this Form 10-K are not the only ones facing us. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of your investment.

The cyclical nature of the storage, semiconductor and computer industries could hurt our operating results.

The storage, semiconductor and computer industries have historically been characterized by fluctuations in product demand and supply, and, consequently, severe fluctuations in price. Over the past year, the industries in which we operate have experienced a significant downturn in demand and excess production levels. Although our distribution agreements with manufacturers provide us with limited price protection and certain rights of return, the shortfalls in demand and excess production hurt our sales and gross margins. As such shortfalls in demand and excess production continues, our results of operations will be adversely affected. In addition, many of our customers in the storage and computer products industries are subject to the risks of significant shifts in demand and severe price pressures by their customers, which may increase the risk that we may not be able to collect accounts receivable owed by some of our customers. If we are unable to collect our accounts receivable, our results of operations and financial condition may suffer.

If the data storage and computer products industries experience significant unit volume growth that, in turn, results in increased demand for many of the products we distribute, we may experience a shortage of our products. In such event, our operating results may depend on the amount of product allocated to us by manufacturers and the timely receipt of such product.

We are dependent on manufacturers and would suffer if we lost any significant manufacturer or faced a product shortage.

We are highly dependent on manufacturers for substantially all of the products that we sell. Three manufacturers provided products that represented 41% of our sales in each of 2000 and 2001. The loss of any significant manufacturer could harm our financial condition and results of operations. In the past, significant manufacturers have terminated distribution arrangements with us, and significant distribution relationships could be terminated in the future. Our distribution agreements are cancelable on short notice. Our reliance on manufacturers leaves us vulnerable to having an inadequate supply of required products, price increases, late deliveries and poor product quality. From time to time we, like other distributors in our industry, experience supply shortages and are unable to purchase our desired volume of products. If we are unable to enter into and maintain satisfactory distribution arrangements with leading manufacturers and an adequate supply of products, our sales could suffer considerably.

If we cannot effectively manage our growth, our business may suffer.

Our growth in recent years has placed, and continues to place, a significant strain on our management, financial and operational resources. This growth also increases demand on our professional and technical services, sales, information systems, marketing and customer service and support functions. We intend to continue to pursue our growth strategy through increasing our sales efforts for existing and new solution and component offerings, increasing geographical sales coverage and strategic acquisitions. Continued growth will require increased personnel, expanded information systems and additional financial and administrative control procedures. We may not be successful in our efforts to manage growth. If we do not properly manage our planned growth, our financial condition and common stock price may suffer.

There could be fluctuations in our quarterly operating results.

Our quarterly operating results have in the past and could in the future fluctuate substantially. Our operating expense levels are based in part on expectations of future sales. If sales or gross margins in a particular quarter do not meet expectations, operating results could suffer. Factors affecting our quarterly operating results include:

- the loss of key manufacturers or customers;
- price competition;
- problems incurred in managing inventories;
- a change in the product mix sold by us;
- customer demand, including the timing of purchase orders from significant customers;
- changing economic conditions in North and South America and Europe;
- our ability to manage credit risk and collect accounts receivable;
- our management of foreign currency exposure;
- availability of product from manufacturers; and
- the timing of expenditures in anticipation of increased sales.

Due in part to manufacturer rebate programs, a larger portion of our gross profit has historically been reflected in the third month of each quarter than in each of the first two months of each quarter. In addition, we often experience increased sales volume near the end of each quarter, which also causes us to report higher gross profit levels in the third month of each quarter than in each of the first two months of each quarter. If we do not receive products from manufacturers or complete sales in a timely manner at the end of a quarter, or if rebate programs and marketing development funds are discontinued, our operating results in a particular quarter could suffer. In various periods in the past, our operating results have been affected by all of these factors. In particular, price fluctuations in the disk drive and semiconductor industries have affected our gross margins in recent periods.

Our financial obligations may limit our ability to operate our business.

We have raised significant funding through debt, some of which bears interest at fixed rates and some at variable rates. We are required to meet financial tests on a quarterly basis and comply with other covenants customary in secured financings. If we do not meet debt covenant requirements, our lenders may demand immediate repayment of amounts outstanding. Changes in interest rates may have a significant effect on our operating results. Furthermore, we are dependent on credit from our manufacturers to fund our inventory purchases. If our debt burden increases to high levels, our manufacturers may restrict our credit. Our cash requirements will depend on numerous factors, including the rate of growth of our sales, the timing and levels of products purchased, payment terms and credit limits from manufacturers, the timing and level of our accounts receivable collections and our ability to manage our business profitably.

Our ability to satisfy our existing obligations will depend upon our future operating performance, which may be affected by prevailing economic conditions and financial, business and other factors described in this Form 10-K, many of which are beyond our control. If we are unable to service our debt obligations, we may be forced to adopt one or more strategies that may include actions such as reducing or delaying capital expenditures or otherwise slowing our growth strategies, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital. We do not know whether any of these actions could be effected on satisfactory terms, if at all. Any equity financing may be on terms that are dilutive or potentially dilutive. If we are unable to successfully manage our debt burden, our financial condition would suffer considerably.

We are subject to the risks of international operations, which may hurt our profitability.

We believe that international sales will represent a substantial and increasing portion of our net sales for the foreseeable future. Our international operations are subject to a number of risks, including:

- fluctuations in currency exchange rates;
- difficulty in collecting accounts receivable due to longer payment cycles common in foreign markets;
- political and economic instability;
- difficulty in staffing and managing foreign operations;

- import and export license requirements, tariffs, taxes and other trade barriers; and
- the burden of complying with a wide variety of foreign laws, treaties and technical standards and changes in those regulations.

The majority of our revenues and expenditures in our foreign subsidiaries are transacted in the local currency of the country where the subsidiary operates. For each of our foreign subsidiaries, the local currency is also the functional currency. Fluctuations in currency exchange rates could cause our products to become relatively more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. To the extent our revenues and expenses are denominated in currencies other than U.S. dollars, gains and losses on the conversion to U.S. dollars may contribute to fluctuations in our operating results. In addition, we have experienced foreign currency remeasurement gains and losses because a significant amount of our foreign subsidiaries' remeasurable net assets and liabilities are denominated in U.S. dollars rather than the subsidiaries' functional currency. As we continue to expand globally and the amount of our foreign subsidiaries' U.S. dollar or non-functional currency denominated remeasurable net asset or liability position increases, our potential for fluctuations in foreign currency remeasurement gains and losses will increase. We have in the past, and expect in the future, to enter into forward exchange contracts and enter into local currency borrowing facilities to reduce this exposure, but these arrangements may not be adequate. Furthermore, payment cycles for international customers are typically longer than those for customers in the United States. Unpredictable sales cycles could cause us to fail to meet or exceed the expectations of security analysts and investors for any given period. Further, foreign markets may not continue to develop. If we are unable to manage these risks effectively, our operating results and financial position could be harmed.

Our growth plans depend in part on our ability to successfully complete and integrate acquisitions.

An important part of our growth has been the acquisition of complementary businesses. We may choose to continue this strategy in the future. Our identification of suitable acquisition candidates involves risks inherent in assessing the value, strengths, weaknesses, overall risks and profitability of acquisition candidates. We may be unable to identify suitable acquisition candidates. If we do not make suitable acquisitions, we may find it more difficult to realize our growth objectives.

The process of integrating new businesses into our operations, including our recently completed acquisitions, poses numerous risks, including an inability to assimilate acquired operations, information systems, internal control systems and products; diversion of management's attention; difficulties and uncertainties in transitioning the business relationships from the acquired entity to us; and the loss of key employees of acquired companies. In addition, future acquisitions by us may be dilutive to our shareholders, cause us to incur additional indebtedness and large one-time expenses or create intangible assets that could result in significant amortization expense. If we spend significant funds or incur additional debt, our ability to obtain necessary financing may decline and we may be more vulnerable to economic downturns and competitive pressures. We cannot guarantee that we will be able to successfully complete any acquisitions, that we will be able to finance acquisitions or that we will realize any anticipated benefits from acquisitions that we complete.

We could suffer a surplus of obsolete or unmarketable inventory.

Franchise distribution agreements often provide us with limited inventory management protection, including price protection and inventory return rights. While we purchase a substantial amount of inventory under franchise distribution agreements, we also purchase significant amounts of inventory without the limited protection that franchise distribution agreements often provide. Without the benefit of effective price protection or inventory return rights for our inventory purchases, we bear the sole risk of obsolescence and price fluctuations, which could harm our operating results. Even when our franchise distribution agreements provide us with price protection and inventory return rights, they may be ineffective when the products in our inventory become obsolete or unmarketable, or when the manufacturers of those products have financial difficulty. In those events, we may be unable to return the products to the manufacturer or to collect refunds for those products in a timely manner, or at all.

We must be able to manage rapid technological change.

Many of the products we sell are used in the manufacture or configuration of a wide variety of electronic products. These products are characterized by rapid technological change, short product life cycles and intense competition and pricing pressures. Our continued success depends upon our ability to continue to identify new, emerging technologies, develop technological expertise in these technologies and continually develop and maintain relationships with industry leaders. If we are unsuccessful in our efforts, our results of operations and financial condition may suffer.

ITEM 2. PROPERTIES

In the Americas, we maintain 40 sales offices in a variety of locations, including in the U.S., Canada, Brazil and Chile. In Europe, we maintain sales offices in Austria, Belgium, England, France, Germany, Italy, the Netherlands and Sweden. In addition to our sales offices, we operate six integration and service facilities and 11 warehouses. We currently operate four significant management and distribution centers. Our corporate headquarters is located in San Jose, California, where we currently lease office space and distribution facilities with approximately 160,000 square feet of space. Leases for portions of these facilities begin to expire between June and December 2002. We believe that we will be able to negotiate extensions of such leases or find alternative leases with acceptable terms to accommodate our needs. In Chessington, England, we previously leased, and acquired as of October 31, 2000, two facilities with approximately 127,000 square feet that serve as our center for directing and managing our operations in the United Kingdom and Europe, and in May 2001, we transferred the operations logistics center to Birmingham, England where we lease a warehouse facility with approximately 100,000 square feet of space. This lease expires in 2019. In Miami, Florida, we currently lease a facility with approximately 65,000 square feet that serves as our center for directing and managing our business in Latin America. We have options to extend the lease for this facility through early 2008. In Montgomery, Alabama, we currently lease a facility with approximately 53,000 square feet that serves as our corporate technology and data center and our primary customer call center. The lease on this facility expires in October 2007. We believe that our existing facilities are adequate for our current operational needs.

ITEM 3. LEGAL PROCEEDINGS

We are subject to legal proceedings and claims that arise in the normal course of business. We believe that the ultimate resolution of such matters will not have a material adverse affect on our financial position or results of operations. However, such litigation could in the future result in substantial costs and diversion of management resources. Such litigation could also result in payment of monetary damages or prohibitions against use of technologies, and could harm our business, financial condition and results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock is traded on the Nasdaq National Market under the symbol "BELM." The following table sets forth for the periods indicated the high and low sale prices of the Common Stock as reported by Nasdaq. Sale prices have been restated to reflect the 3-for-2 stock split the Company declared on July 31, 2000.

	High	Low
2000		
First quarter	$ 12.67	$ 5.92
Second quarter	12.67	7.25
Third quarter	34.00	12.00
Fourth quarter	31.75	11.56
2001		
First quarter	$ 24.25	$ 10.69
Second quarter	14.24	6.80
Third quarter	11.13	6.68
Fourth quarter	14.34	7.40
2002		
First quarter (through March 19, 2002)	$ 15.79	$ 10.58

On March 19, 2002, the last sale price of the Common Stock as reported by Nasdaq was $10.70 per share.

As of March 19, 2002, there were approximately 438 holders of record of the Common Stock (not including shares held in street name).

To date, the Company has paid no cash dividends to its shareholders. The Company has no plans to pay cash dividends in the near future. The Company's line of credit agreement prohibits the Company's payment of dividends or other distributions on any of its shares except dividends payable in the Company's capital stock.

On November 13, 2001, the Company issued 400,000 shares of Common Stock to six shareholders of Total Tec Systems, Inc. in connection with the Company's acquisition of Total Tec Systems. The closing price of a share of the Company's Common Stock on such date was $10.79. In connection with the issuance of such shares the Company relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933. The shareholders acknowledged that they were acquiring the shares for investment purposes only and not with a view to the distribution thereof and, in addition, a restrictive securities legend was placed on the certificates representing the shares.

ITEM 6. SELECTED FINANCIAL DATA

The selected financial data of the Company set forth below should be read in conjunction with the consolidated financial statements of the Company, including the notes thereto, and Management's Discussion and Analysis included elsewhere herein.

	(in thousands, except earnings per share data)				
Statement of Income Data:	2001[(1)]	2000[(2)]	1999[(3)]	1998[(4)]	1997
Net sales	$2,007,102	$1,804,102	$1,058,275	$575,330	$460,516
Cost of sales	1,854,294	1,638,802	967,491	511,476	406,301
Gross profit	152,808	165,300	90,784	63,854	54,215
Selling, general and administrative	157,910	121,088	69,507	46,070	40,942
Restructuring and special charges	8,894	-	-	-	-
Total operating expenses	166,804	121,088	69,507	46,070	40,942
Operating income (loss) from	(13,996)	44,212	21,277	17,784	13,273
Interest expense and other income	20,362	14,495	5,766	3,168	2,451
Income (loss) from continuing	(34,358)	29,717	15,511	14,616	10,822
Provision for (benefit from) income	(12,251)	12,480	6,581	6,139	4,545
Income (loss) from continuing	(22,107)	17,237	8,930	8,477	6,277
Income (loss) from discontinued income taxes	-	-	(2,946)	(2,402)	(1,588)
Gain on sale of contract	-	-	1,054	-	-
Net income (loss)	$ (22,107)	$ 17,237	$ 7,038	$ 6,075	$ 4,689
Basic earnings (loss) per shares (5)					
Continuing operations	$ (1.34)	$ 1.17	$ 0.66	$ 0.64	$ 0.49
Discontinued operations	-	-	(0.14)	(0.18)	(0.12)
Total	$ (1.34)	$ 1.17	$ 0.52	$ 0.46	$ 0.37
Diluted earnings (loss) per share (5)					
Continuing operations	$ (1.34)	$ 1.05	$ 0.65	$ 0.64	$ 0.47
Discontinued operations	-	-	(0.14)	(0.18)	(0.12)
Total	$ (1.34)	$ 1.05	$ 0.51	$ 0.46	$ 0.35
Shares used in per share calculation					
Basic	16,495	14,673	13,563	13,188	12,843
Diluted	16,495	16,415	13,685	13,322	13,359

	As of December 31,				
Balance Sheet Data:	2001[(1)]	2000[(2)]	1999[(3)]	1998[(4)]	1997
Working capital	$ 183,964	$ 136,810	$ 182,626	$167,109	$134,612
Total assets	643,687	661,207	360,351	285,580	205,420
Total long-term debt	176,441	106,871	110,638	106,963	74,460
Total shareholders' equity	125,769	129,532	96,273	86,476	77,667

(1) 2001 Statement of Income Data and Balance Sheet Data include the results of operations of Touch the Progress Group BV since acquisition on May 22, 2001, Forefront Graphics on May 24, 2001 and Total Tec Systems, Inc. on November 13, 2001. See Note 3 of Notes to Consolidated Financial Statements.

(2) 2000 Statement of Income Data and Balance Sheet Data include the results of operations of Rorke Data, Inc. since acquisition on May 15, 2000 and Ideal Hardware Limited on August 3, 2000. See Note 3 of Notes to Consolidated Financial Statements.

(3) 1999 Statement of Income Data and Balance Sheet Data include the results of operations of Future Tech, Inc. from the date of acquisition on July 21, 1999. See Note 3 of Notes to Consolidated Financial Statements.

(4) 1998 Statement of Income Data and Balance Sheet Data include the results of operations of the Computer Products Division of Almo Corporation since acquisition on November 13, 1998 and Tenex Data Division of Axidata Inc. on November 19, 1998.

(5) All per share amounts have been restated in accordance with Statement of Financial Accounting Standards No. 128 "Earnings Per Share". Earnings per share and shares used in per share calculations have been retroactively restated to reflect the 3-for-2 stock split the Company declared on July 31, 2000.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For an understanding of the significant factors that influenced the Company's performance during the past three years, the following discussion should be read in conjunction with the consolidated financial statements and the other information appearing elsewhere in this report.

When used in this report, the words "expects," "anticipates," "estimates," "intends" and similar expressions are intended to identify forward-looking statements within the meaning of Section 27A under the Securities Act of 1933 and Section 21E under the Securities Exchange Act of 1934. Such statements include but are not limited to statements regarding the ability to obtain favorable product allocations and the ability to increase gross profit while controlling expenses. These statements are subject to risks and uncertainties that could cause actual results to differ materially, including those risks described under "Risk Factors" in Item 1 hereof.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates, judgments and assumptions are continually evaluated based on available information and experience, however actual amounts could differ from those estimates. The Company's significant accounting policies are described in Note 2 of the Notes to Consolidated Financial Statements.

Revenue recognition

Bell's policy is to recognize revenue from sales to customers when the rights and risks of ownership have passed to the customer, when persuasive evidence of an arrangement exists, the price is fixed and determinable and collection of the resulting receivable is reasonably assured. Under specific conditions, we permit our customers to return or exchange products. The provision for estimated returns is recorded concurrently with the recognition of revenue based on historical sales returns and analysis of credit memo data.

We maintain an allowance for doubtful accounts for losses that we estimate will arise from our customers' inability to make required payments. We make our estimates of the uncollectibility of our accounts receivable by analyzing historical bad debts, specific customer creditworthiness and current economic trends. At December 31, 2001 the allowance for doubtful accounts was $16.2 million and at December 31, 2000 it was $12.8 million. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. In 2001, our bad debt expense was $11.6 million compared to $10.0 million in 2000. In addition, included in 2001 charges were $4.1 million of charges recorded in the third quarter and included in restructuring and special charges that related to a rapid deterioration in the financial condition of certain customers resulting in their inability to make payments.

Valuation of Inventory

We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand, selling prices and market conditions. Our inventories include high-technology components that may be subject to rapid technological obsolescence and which are sold in a highly competitive industry. During the second and third quarters of 2001 we recorded $17.8 million of charges against inventory related to excess inventory on hand. The additional write-down resulted from market conditions and the decision to discontinue certain product lines. These charges were included in the Statement of Income within the caption Cost of Sales. If actual product demand or selling prices are less favorable than we estimate we may be required to take additional inventory write-downs in the future. Similarly, if our inventory is determined to be undervalued due to write-downs below market value, we would be required to recognize such additional operating income at the time of sale. Significant unanticipated changes in demand or technological development could have a material and significant impact on the future value of our inventory and reported operating results.

Valuation of Accounts Payable

Our accounts payable has been reduced by amounts claimed to vendors for returns, price protection and other amounts related to incentive programs. Amounts related to price protection and other incentive programs are recorded as adjustments to product costs or selling, general and administrative expenses, depending on the nature of the program. There is a time delay between the submission of a claim by us and confirmation of agreement by our vendors. Historically, our estimated claims have approximated amounts agreed to by our vendors.

Accounting for Income Taxes

Bell has not recorded a valuation allowance to reduce its deferred tax assets of $11.4 million as the Company considers it more likely than not that the full balance will be realized. We consider historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. Should we determine that we would not be able to realize all or part of the net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Valuation of Goodwill and Intangible Assets

At December 31, 2001, goodwill amounted to $53.3 million and identifiable intangible assets amounted to $6.6 million.

We assess the impairment of identifiable intangibles and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
- significant negative industry or economic trends;
- significant decline in our stock price for a sustained period; and
- our market capitalization relative to net book value.

If we were to determine that the carrying value of intangibles or goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we would measure an impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

In 2002, Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" became effective and as a result, we will cease to amortize our goodwill. We had recorded approximately $2.8 million of amortization on these amounts during 2001 and would have recorded approximately $3.1 million of amortization during 2002. In lieu of amortization, we are required to perform an initial impairment review of our goodwill in 2002 and an annual impairment review thereafter.

We currently do not expect to record an impairment charge, however, there can be no assurance that a material impairment charge will not be recorded in future periods.

RESULTS OF OPERATIONS

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net sales were $2,007.1 million for the year ended December 31, 2001, which represented an increase of $203.0 million, or 11% over 2000. Computer products sales increased by $300.1 million primarily due to the expansion of the customer base related to the acquisitions of Ideal Hardware Limited ("Ideal") in August 2000, Touch The Progress Group BV ("TTPG") in May 2001, Total Tec Systems, Inc. ("Total Tec") in November 2001 and Rorke Data, Inc. ("RDI"), acquired in May 2000. Semiconductor sales decreased by $97.1 million primarily due to the economic downturn in the Americas and overall decrease in demand.

The Company's gross profit for 2001 was $152.8 million, a decrease of $12.5 million, or 8% from 2000. The decrease in gross profit was primarily the result of inventory charges of $17.8 million taken in the second and third quarters of 2001 related to the impact of current market conditions and the Company's decision to reposition its product offerings and discontinue certain non-strategic product lines, as discussed below. Excluding the inventory charge, gross profit increased to $170.6 million in 2001, compared to $165.3 million in 2000, an increase of $5.3 million, or 3%. The increase in gross profit was primarily related to the acquisition of Ideal, partially offset by a decrease in the Americas. Excluding the inventory charge, the overall gross margin decreased to 8.5% compared to 9.2% in the same period last year. The decrease in gross margin percentage was primarily due to the impact of competitive market conditions in North America and the inclusion of Ideal's lower gross margin percentages for all of 2001.

Selling, general and administrative expenses increased to $157.9 million in 2001 from $121.1 million in 2000, an increase of $36.8 million, or 30%. As a percentage of sales, selling, general and administrative expenses increased to 7.9% from 6.7% in 2000. The increase in expenses was attributable to the acquisitions of Ideal, RDI, TTPG and Total Tec, and investments in strategic programs.

Interest expense and other income increased in 2001 to $20.4 million from $14.5 million in 2000, an increase of $5.9 million, or 41%. The increase in interest expense and other income was primarily due to increased overall bank borrowings during 2001 for worldwide working capital purposes, and the acquisitions of Ideal, RDI, TTPG, Forefront Graphics ("FFG"). The average interest rate in 2001 was 8.0%, versus 8.7% in 2000.

In 2001 the Company recorded a tax benefit at a rate of 35.6% on the loss before taxes. In 2000 the Company recorded income taxes at an effective rate of 42% on income before taxes. The lower tax benefit rate for 2001 was primarily caused by the impact of items related to acquisitions, which are not deductible for tax purposes.

Restructuring Plan

The Company implemented a plan in the second quarter of 2001 to reduce costs and improve operating efficiencies by discontinuing certain non-strategic product lines. In the third quarter of 2001, the Company took additional actions and extended its cost reduction efforts in response to the continuing economic slowdown.

In the second and third quarters of 2001, the Company accrued total restructuring charges of $4.8 million consisting primarily of the discontinuance and non-cash, write-off of certain fixed assets valued at $2.4 million, severance and benefits of $2.2 million related to involuntary employee terminations and lease costs of $238,000 pertaining to estimated future obligations for non-cancelable lease payments for excess facilities in Minnesota that were vacated due to the reductions in workforce. The Company also accrued other special charges of $4.1 million for additional accounts receivable provisions.

In the second and third quarters of 2001, the Company also recorded a provision for inventory of $17.8 million related to additional excess inventory and a $300,000 provision included in selling, general and administrative expenses. The additional provisions resulted from the impact of current market conditions and the decision to discontinue certain product lines. The excess inventory charge is included within the Statement of Income under the caption Cost of Sales.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Net sales were $1,804.1 million for the year ended December 31, 2000, which represented an increase of $745.8 million, or 71% over 1999. Computer product sales increased by $642.6 million primarily due to the expansion of the customer base related to the acquisitions of Ideal Hardware Limited ("Ideal") in August 2000, Future Tech International, Inc. ("FTI"), acquired in July 1999, and Rorke Data, Inc. ("RDI"), acquired in May 2000, as well as growth in sales in existing product lines. Semiconductor sales increased by $103.2 million primarily due to the acquisition of FTI, growth in unit sales in existing product lines and the addition of new lines. Ideal contributed net sales of $280.6 million, since acquisition on August 3, 2000.

The Company's gross profit for 2000 was $165.3 million, an increase of $74.5 million, or 82% over 1999. The increase in the dollar amount of gross profit was primarily the result of increased sales volume in existing product lines and the acquisitions of Ideal, FTI and RDI. As a percentage of sales, overall gross margins were 9.2% compared to 8.6% in the same period last year. The favorable gross margin percentage increase was primarily due to customer and product mix in North America and the acquisition of RDI, partially offset by lower gross margin percentages for Ideal and FTI.

Selling, general and administrative expenses increased to $121.1 million in 2000 from $69.5 million in 1999, an increase of $51.6 million, or 74%. As a percentage of sales, selling, general and administrative expenses increased to 6.7% from 6.6% in 1999. The increase in expenses was attributable to the acquisitions of Ideal, FTI, and RDI, increased sales volume and the Company's continuing effort to expand its sales and marketing organization and strengthen its financial and administrative support.

Interest expense increased in 2000 to $14.5 million from $5.8 million in 1999, an increase of $8.7 million, or 150%. The increase in interest expense was primarily due to increased overall bank borrowings during 2000 for worldwide working capital purposes, and the acquisitions of Ideal and RDI. Interest rates also increased during the year 2000 compared to interest rates in 1999. The average interest rate in 2000 was 8.7%, versus 7.3% in 1999.

The Company's effective income tax rate remained unchanged at 42% in 2000.

LIQUIDITY AND CAPITAL RESOURCES

In recent years, the Company has funded its working capital requirements principally through borrowings under subordinated term loans and bank lines of credit, as well as proceeds from warrant and stock option exercises. Working capital requirements have included the financing of increases in inventory and accounts receivable resulting from sales growth, and the financing of certain acquisitions. In addition, in March 2002, the Company received $16.5 million from a private equity financing.

The net amount of cash provided by continuing operating activities was $36.8 million in 2001. The net amount of cash used in investing activities in 2001 was $23.3 million, which was primarily related to the acquisition of property and equipment and the acquisitions of FFG, TTPG and Total Tec. Net cash used in financing activities in 2001 totaled $19.6 million, which was primarily related to net repayments under the Company's long and short term borrowing facilities.

The Company's accounts receivable balance at December 31, 2001 of $299.1 million was consistent with the $295.6 million balance at December 31, 2000. Increases to accounts receivable resulting from increased sales volume through the Company's acquisitions during the year were largely offset by an overall decline in sales in North America. The Company's inventories decreased to $195.8 million at December 31, 2001, from $246.7 million at December 31, 2000. This decrease was primarily due to the Company's efforts to manage its inventory through a period of economic downturn in the U.S., and the discontinuance of certain product lines, partially offset by acquired inventories and increased inventory purchases resulting from the Company's acquisitions during the year. The Company's accounts payable increased to $231.7 million in 2001 from $231.1 million in 2000. This slight increase was primarily due to accounts payable assumed in connection with the acquisitions of FFG, TTPG and Total Tec in 2001, offset by a decrease in the U.S. resulting from decreased inventory purchases.

Net cash provided by financing activities in 2000 totaled $102.0 million, which was primarily related to borrowings under the RSA subordinated term loan facility. The RSA facility was used to repay borrowings under revolving credit facilities as described below. The net amount of cash used in investing activities in 2000 was $64.2 million, which was primarily related to the acquisition of property and equipment and the acquisitions of Ideal and RDI. The net amount of cash used in continuing operating activities was $35.0 million in 2000.

The Company's accounts receivable and inventories increased to $295.6 million and $246.7 million at December 31, 2000, respectively, from $168.9 million and $156.6 million, respectively, as of December 31, 1999. These increases were primarily the result of the Company's increased sales volume and the purchase of accounts receivable and inventory through the Company's acquisitions of Ideal and RDI in 2000. The Company's accounts payable increased to $231.1 million in 2000 from $143.6 million in 1999 due to increased inventory purchases and the addition of accounts payable through the Company's acquisitions in 2000.

On May 14, 2001, the Company entered into a syndicated Loan and Security Agreement arranged by First Union National Bank ("First Union Facility"), as principal agent, to provide a $175 million revolving line of credit facility. The First Union Facility refinanced the Company's $50 million credit facility with California Bank & Trust that matured May 31, 2001, and the $80 million short-term loan with the RSA that matured June 30, 2001. The syndicate includes Bank of America N.A. and Congress Financial Corporation (Western), as co-agents and other financial institutions, as lenders. Borrowings under the line of credit bear interest at First Union National Bank's prime rate plus a margin of 0.0% to 0.5%, based on borrowing levels. At the Company's option, all or any portion of the outstanding borrowings may be converted to a Eurodollar rate loan, which bears interest at the adjusted Eurodollar rate plus a margin of 2.25% to 2.75%, based on borrowing levels. The average interest rate on outstanding borrowings under the revolving line of credit during the year ended December 31, 2001, was 6.3%, and the balance outstanding at December 31, 2001 was $86.5 million. Obligations of the Company under the revolving line of credit are secured by certain assets of the Company and its North and South American subsidiaries. The revolving line of credit requires the Company to meet certain financial tests and to comply with certain other covenants, including restrictions on incurrence of debt and liens, restrictions on mergers, acquisitions, asset dispositions, capital contributions, payment of dividends, repurchases of stock and investments. The Company was in compliance with its bank covenants at December 31, 2001; however, there can be no assurance that the Company will be in compliance with such covenants in the future. If the Company does not remain in compliance with the covenants, and is unable to obtain a waiver of noncompliance from its bank, the Company's financial condition and results of operations would be materially adversely affected.

On July 6, 2000, the Company entered into a Securities Purchase Agreement with The Retirement Systems of Alabama and certain of its affiliated funds (the "RSA facility"), under which the Company borrowed $180 million of subordinated debt financing. This subordinated debt financing was comprised of $80 million bearing interest at 9.125%, repaid in May 2001; and $100 million bearing interest at 9.0%, payable in semi-annual principal installments of $3.5 million plus interest installments commencing December 31, 2000 and in semi-annual principal installments of $8.5 million commencing December 31, 2007, with a final maturity date of June 30, 2010. The RSA facility is secured by a second lien on the Company's and its subsidiaries' North American and South American assets. The Company must meet certain financial tests on a quarterly basis, and comply with certain other covenants, including restrictions of incurrence of debt and liens, restrictions on asset dispositions, payment of dividends, and repurchase of stock. The Company is also required to be in compliance with the covenants of certain other borrowing agreements. The Company is in compliance with its subordinated debt financing covenants; however, there can be no assurance that the Company will be in compliance with such covenants in the future. If the Company does not remain in compliance with the covenants in the Securities Purchase Agreement and is unable to obtain a waiver of noncompliance from its subordinated lenders, the Company's financial condition and results of operations would be materially adversely affected. The balance outstanding at December 31, 2001 on this long-term debt was $93 million, $10.5 million is payable in 2002, $7.0 million for each of the years 2003 through 2005, and $61.5 million thereafter.

On November 13, 2001, the Company acquired Total Tec Systems, Inc. ("Total Tec") for a combination of cash and shares of the Company's common stock totaling approximately $14.2 million, including acquisition costs. Liabilities assumed included a $17.5 million borrowing facility with Summit Business Capital Corporation ("SBCC") which is secured by substantially all of Total Tec's assets, bears interest at SBCC's base rate or LIBOR plus 2.25% and matures April 30, 2003. At December 31, 2001, approximately $5.4 million was outstanding under the SBCC borrowing facility. The acquisition of Total Tec was funded through borrowings under the Company's revolving line of credit.

On May 24, 2001, the Company acquired Forefront Graphics ("FFG") for approximately $1.1 million in cash and 60,324 shares of the Company's common stock. The acquisition was funded through borrowings under the Company's revolving line of credit and newly issued shares of common stock.

On May 22, 2001, the Company acquired Touch The Progress Group BV ("TTPG") for approximately $2.5 million in cash and 560,000 shares of the Company's common stock. The acquisition was funded through borrowings under the Company's revolving line of credit and newly issued shares of common stock.

On August 3, 2000, the Company acquired Ideal Hardware Limited ("Ideal"), for a combination of cash, assumption of liabilities and notes payable totaling approximately $28.9 million, including acquisition costs. The acquisition of Ideal was funded through borrowings under the RSA facility. Liabilities assumed included a $43 million borrowing facility with Lombard NatWest Limited (the "NatWest" facility) which is secured by substantially all of Ideal's accounts receivable and bears interest at NatWest's base rate plus 1.5%. This facility was increased to $60 million in October 2000 and as of June 2001 it was agreed that the NatWest borrowing arrangement would continue indefinitely subject to termination by NatWest or the Company with three months notice. There are no financial covenant requirements. At December 31, 2001, approximately $31 million was outstanding under the NatWest borrowing facility. The Company believes that if NatWest were to terminate the facility, alternative financing could be obtained or additional funds could be obtained under other existing lines to replace the funding provided by NatWest. If the Company were not able to replace the facility, the Company's liquidity and financial position may be adversely affected.

On October 16, 2000, the Company exercised the option to purchase the buildings occupied by Ideal for approximately $24.0 million. The purchase was funded through existing cash resources under the NatWest borrowing facility of approximately $11.0 million and a five-year mortgage of approximately $13.0 million bearing interest at LIBOR plus 1.5%. There are no cross default provisions within this agreement and the NatWest facility. The mortgage is payable in quarterly installments of approximately $290,000, plus interest, with a balloon payment of approximately $7.5 million due November 2005. The principal amount due in 2002 is $820,000 and amounts due in each of the years 2003 through 2004 are $1,160,000 and $8,660,000 is due in 2005. The Company has an interest rate swap agreement that effectively converts the variable interest payable on the mortgage to a fixed rate of 7.42% until January 2003. The balance of the mortgage at December 31, 2001 was $11.8 million. The Company was not in compliance with a financial ratio covenant related to this facility at December 31, 2001. The Company did receive a waiver from NatWest regarding the December 31, 2001 non-compliance, however the Company does not expect to be in compliance with the same quarterly covenant at March 31, 2002. As a result, the balance of the mortgage has been classified as a current liability as of December 31, 2001. NatWest has the option to demand payment of the outstanding balance upon a covenant default. The Company believes it has adequate financing available and can obtain alternative financing to repay the loan if NatWest were to demand immediate repayment.

The following table describes the Company's commitments to settle contractual obligations in cash as of December 31, 2001 (in thousands):

	Payments Due By Period				
Contractual Obligations	Up to 1 Year	2-3 Years	4-5 Years	After 5 Years	Total
Notes Payable (1)	$ 15,003	$ 16,320	$ 22,660	$ 54,500	$ 108,483
Capital leases	1,230	1,076	162	7	2,475
Subtotal debt obligations	16,233	17,396	22,822	54,507	110,958
Operating leases	7,610	8,995	5,091	14,652	36,348
Total contractual cash obligations	$ 23,843	$ 26,391	$ 27,913	$ 69,159	$ 147,306

(1) Notes payable primarily consist of the RSA facility and the mortgage with NatWest.

Other contractual obligations of the Company include a $175 million revolving line of credit with First Union National Bank, scheduled to mature May 13, 2003, a $60 million borrowing facility with Lombard NatWest Limited, which continues indefinitely until terminated by either party and a $17.5 million borrowing facility with Summit Business Capital Corporation maturing on April 30, 2003. Amounts outstanding at December 31, 2001 under these facilities were $86.5 million, $31.0 million and $5.4 million, respectively.

The Company believes that its current cash and cash equivalents, short-term investments, cash generated from operations and amounts available under its existing credit facilities will be sufficient to meet its expected working capital needs, capital expenditures, financial commitments and other liquidity requirements associated with its existing operations through at least the next 12 months.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), *Business Combinations,* and No. 142 ("SFAS 142"), *Goodwill and Other Intangible Assets,* collectively referred to as the "Standards". SFAS 141 supersedes Accounting Principles Board Opinion (APB) No. 16, *Business Combinations.* The provisions of SFAS 141 require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill. SFAS 141 also requires that upon adoption of SFAS 142 the Company reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. SFAS 142 supersedes APB 17, *Intangible Assets,* and is effective for fiscal years beginning after December 15, 2001. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS 142 prohibit the amortization of goodwill and indefinite-lived intangible assets, require that goodwill and indefinite-lived intangibles assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

The Company will adopt the provisions of SFAS 142 in its first quarter ended March 31, 2002. The Company is in the process of preparing for its adoption of SFAS 142 and is making the determinations as to what its reporting units are and what amounts of goodwill, intangible assets, other assets, and liabilities should be allocated to those reporting units. The Company expects that it will no longer record $3.1 million of amortization per year relating to its existing goodwill of $59.9 million. In preparation for the adoption of FAS 142, the Company is in the process of evaluating the useful lives of its existing intangible assets and anticipates that any changes in the useful lives will not have a material impact on the results of its operations.

SFAS 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete the first step. The Company expects to complete that first step of the goodwill impairment test during the second quarter of 2002. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of the Company's fiscal year. Intangible assets deemed to have an indefinite life will be tested for impairment using a one-step process which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year, and pursuant to the requirements of SFAS 142 will be completed during the first quarter of 2002. Any impairment loss resulting from the transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter 2002. The Company does not expect that these impairment tests will result in a material impact on the Company's earnings and financial position.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses significant issues relating to the implementation of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and develops a single accounting method under which long-lived assets that are to be disposed of by sale are measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is subject to interest rate risk on its variable rate credit facilities and could be subjected to increased interest payments if market interest rates fluctuate. Average borrowings outstanding on the variable rate credit facility with First Union National Bank were $80 million for the year ended December 31, 2001 and average borrowings under Ideal's borrowing facility with Lombard NatWest were $38 million for the year ended, 2001. The First Union Facility and the NatWest Facility have interest rates that are based on associated rates such as Eurodollar and base or prime rates that may fluctuate over time based on changes in the economic environment. Based on actual borrowings throughout the year under the First Union Facility and the NatWest Facility, an increase of 1% in such interest rate percentages would increase the annual interest expense by approximately $1.2 million.

A substantial part of the Company's revenue and capital expenditures are transacted in U.S. Dollars, but the functional currency for foreign subsidiaries is not the U.S. dollar. As a result of the Company or its subsidiaries entering into transactions denominated in currencies other than their functional currency, the Company recognized a foreign currency remeasurement loss of $140,000 during the year ended December 31, 2001. The Company enters into foreign forward exchange contracts to hedge certain balance sheet exposures against future movements in foreign exchange rates. The gains and losses on the forward exchange contracts are largely offset by gains or losses on the underlying transactions and, consequently, a sudden or significant change in foreign exchange rates should not have a material impact on future net income or cash flows. To the extent the Company is unable to manage these risks, the Company's results and financial position could be materially adversely affected.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
of Bell Microproducts Inc. and Subsidiaries

In our opinion, the consolidated financial statements listed in the index appearing under Item 14(a)(1) on page 45 present fairly, in all material respects, the financial position of Bell Microproducts Inc. and its subsidiaries at December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 14(a)(2) on page 45 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Jose, California
February 13, 2002, except as to Note 13 which is as of March 29, 2002

BELL MICROPRODUCTS INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	December 31, 2001	December 31, 2000
ASSETS		
Current assets:		
Cash	$ 1,308	$ 7,465
Accounts receivable, net	299,108	295,572
Inventories	195,791	246,671
Prepaid expenses and other current assets	29,234	11,906
Total current assets	525,441	561,614
Property and equipment, net	50,706	44,436
Goodwill and other intangibles, net	59,909	46,439
Deferred debt issuance costs and other assets	7,631	8,718
Total assets	$643,687	$661,207
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$231,715	$231,132
Borrowings under lines of credit	37,266	52,633
Short-term note payable and current portion of long-term notes payable	23,431	90,500
Other accrued liabilities	49,065	50,539
Total current liabilities	341,477	424,804
Borrowings under lines of credit	86,650	249
Long-term notes payable	85,052	101,640
Other long-term liabilities	4,739	4,982
Total liabilities	517,918	531,675
Commitments and contingencies (Note 9)		
Shareholders' equity:		
Preferred Stock, $0.01 par value, 10,000 shares authorized; none issued and outstanding	-	-
Common Stock, $0.01 par value, 40,000 shares authorized; 17,578 and 15,793 shares issued and outstanding	94,553	75,154
Retained earnings	32,365	54,472
Accumulated other comprehensive income	(1,149)	(94)
Total shareholders' equity	125,769	129,532
Total liabilities and shareholders' equity	$ 643,687	$ 661,207

The accompanying notes are an integral part of these consolidated financial statements.

BELL MICROPRODUCTS INC.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Year Ended December 31,		
	2001	2000	1999
Net sales	$2,007,102	$1,804,102	$1,058,275
Cost of sales	1,854,294	1,638,802	967,491
Gross profit	152,808	165,300	90,784
Selling, general and administrative expenses	157,910	121,088	69,507
Restructuring and special charges	8,894	-	-
Total operating expenses	166,804	121,088	69,507
Operating income (loss) from continuing operations	(13,996)	44,212	21,277
Interest expense and other income	20,362	14,495	5,766
Income (loss) from continuing operations before income taxes	(34,358)	29,717	15,511
Provision for (benefit from) income taxes	(12,251)	12,480	6,581
Income (loss) from continuing operations	(22,107)	17,237	8,930
Discontinued operations:			
Loss from operations, net of tax benefit of $2,132	-	-	(2,946)
Gain on sale, net of tax of $763	-	-	1,054
Discontinued operations, net	-	-	(1,892)
Net income (loss)	$ (22,107)	$ 17,237	$ 7,038
Earnings (loss) per share (Note 2)			
Basic			
Continuing operations	$ (1.34)	$ 1.17	$ 0.66
Discontinued operations	-	-	(0.14)
Total	$ (1.34)	$ 1.17	$ 0.52
Earnings (loss) per share			
Diluted			
Continuing operations	$ (1.34)	$ 1.05	$ 0.65
Discontinued operations	-	-	(0.14)
Total	$ (1.34)	$ 1.05	$ 0.51
Shares used in per share calculation (Note 2)			
Basic	16,495	14,673	13,563
Diluted	16,495	16,415	13,685

The accompanying notes are an integral part of these consolidated financial statements.

BELL MICROPRODUCTS INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Common Stock		Comprehensive Income		
	Shares	Amount	Retained Earnings	Other	Total
Balance at December 31, 1998	13,371	$ 56,181	$ 30,247	$ 48	$ 86,476
Exercise of stock options, including related tax benefit of $72	353	1,743	-	-	1,743
Issuance of Common Stock under Stock Purchase Plan	153	603	-	-	603
Foreign currency translation	-	-	-	413	413
Net income	-	-	7,038	-	7,038
Balance at December 31, 1999	13,877	58,527	37,285	461	96,273
Exercise of stock options, including related tax benefit of $1,933	622	5,242	-	-	5,242
Issuance of Common Stock under Stock Purchase Plan	278	1,421	-	-	1,421
Stock split	-	50	(50)	-	-
Issuance of Common Stock for acquisition of Rorke Data (Note 3)	269	2,508	-	-	2,508
Issuance of warrant to RSA	747	7,406	-	-	7,406
Foreign currency translation	-	-	-	(555)	(555)
Net income	-	-	17,237	-	17,237
Balance at December 31, 2000	15,793	75,154	54,472	(94)	129,532
Exercise of stock options, including related tax benefit of $1,270	446	3,947	-	-	3,947
Issuance of Common Stock under Stock Purchase Plan	319	2,175	-	-	2,175
Issuance of Common Stock for business acquisitions (Note 3)	1,020	13,277	-	-	13,277
Foreign currency translation	-	-	-	(1,055)	(1,055)
Net loss	-	-	(22,107)	-	(22,107)
Balance at December 31, 2001	17,578	$ 94,553	$ 32,365	$ (1,149)	$ 125,769

The accompanying notes are an integral part of these consolidated financial statements.

BELL MICROPRODUCTS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Increase (decrease) in cash, in thousands)

	Year Ended December 31,		
	2001	2000	1999
Cash flows from operating activities:			
Income (loss) from continuing activities	$ (22,107)	$ 17,237	$ 8,930
Adjustments to reconcile net income/(loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	10,323	5,510	2,254
Provision for doubtful accounts	11,569	9,958	6,896
Deferred income taxes	(3,976)	(2,836)	(148)
Tax benefit from stock options	1,270	1,933	72
Changes in assets and liabilities:			
Accounts receivable	8,375	(16,550)	(56,568)
Inventories	66,324	(38,451)	(48,679)
Prepaid expenses	(11,298)	(3,091)	2,721
Other assets	1,133	(1)	226
Accounts payable	(17,234)	(16,085)	50,641
Other accrued liabilities	(7,614)	7,366	1,175
Net cash provided by (used in) continuing operating activities	36,765	(35,010)	(32,480)
Net cash used in discontinued operations	-	-	(4,745)
Net cash provided by (used in) operating activities	36,765	(35,010)	(37,225)
Cash flows from investing activities:			
Acquisition of property and equipment, net	(12,542)	(33,826)	(4,412)
Acquisitions of businesses (Note 3)	(10,793)	(30,347)	(2,808)
Proceeds from sale of business (Note 3)	-	-	34,665
Net cash (used in) provided by investing activities	(23,335)	(64,173)	27,445
Cash flows from financing activities:			
Net borrowings (repayments) under line of credit agreements	61,404	(95,652)	8,200
(Repayments) proceeds from long-term notes payable to RSA	(7,000)	100,000	-
(Repayments) proceeds from short-term notes payable to RSA	(80,000)	80,000	-
Net borrowings on other notes payable and long-term liabilities	1,144	12,889	5
Proceeds from issuance of Common Stock	4,852	4,730	2,274
Net cash (used in) provided by financing activities	(19,600)	101,967	10,479
Effect of exchange rate changes on cash	13	(422)	322
Net (decrease) increase in cash	(6,157)	2,362	1,021
Cash at beginning of year	7,465	5,103	4,082
Cash at end of year	$ 1,308	$ 7,465	$ 5,103
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 24,346	$ 10,817	$ 7,523
Income taxes	$ 2,447	$ 12,106	$ 5,606
Supplemental non-cash financing activities:			
Common Stock issued for acquisition (Note 3)	$ 13,277	$ 2,508	$ -
Stock warrant issued for subordinated debt (Note 5)	$ -	$ 7,406	$ -
Liabilities assumed on acquisition of business (Note 3)	$ -	$ 7,500	$ -
Effect of stock split (Note 2)	$ -	$ 50	$ -

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - THE COMPANY:

The Company operates in one business segment, as a value-added distributor of storage products and systems, computer products and semiconductors and peripherals to original equipment manufacturers (OEMs), value-added resellers (VARs) and dealers in the United States, Europe, Canada and Latin America. Semiconductor products include memory, logic, microprocessor, peripheral and specialty components. Computer products include disk, tape and optical drives and subsystems, drive controllers, computers and board-level products. The Company also provides a variety of value-added services to its customers, including subsystem testing, software loading, mass storage and computer systems integration, disk drive formatting and testing, and the packaging of electronic component kits to customer specifications.

The Company incurred a net loss in 2001. This 2001 loss is related to declining product gross margins, discontinuation of certain product lines, abandonment of certain computer software, and additional bad debt provision offset by revenue increases. These increases were primarily the result of the Company's acquisitions in 2000 and 2001.

The Company was in violation of a foreign mortgage loan covenant, as discussed in Note 5. The violation relates to a single financial ratio covenant, an interest coverage ratio, related to a building mortgage with Lombard Nat West Limited ("NatWest"), a U.K. bank. The balance of the debt outstanding at December 31, 2001 was approximately $11.8 million. Upon default, NatWest has the option to demand full and immediate payment of the debt. As of December 31, 2001, NatWest has made no such demand for repayment and a waiver of the covenant violation at December 31, 2001 was received. The Company expects that it will not be in compliance with the financial ratio covenant at March 31, 2002 and has reclassified the balance as current in the December 31, 2001 financial statements.

The Company has a second agreement with NatWest that allows borrowings on certain foreign accounts receivables. The balance of borrowings under this agreement at December 31, 2001 was $31 million. The two agreements with NatWest have no cross default provisions.

As is more fully discussed in Note 5, the Company has an additional $175 million line of credit facility with a group of lenders. The Company had approximately $40 million in unused borrowing capacity at December 31, 2001 related to this facility. This facility is limited to use for operations within the U.S. and the funds can be used outside the U.S if permission is received by the Company from the lenders.

In March 2002 the Company received proceeds in the amount of $16.5 million from the sale of common stock.

In the opinion of management, the Company has sufficient alternative funding available if the lender of the $11.8 million were to demand repayment. Alternative funding includes use of the U.S. facility, proceeds from the sale of common stock, and refinancing the existing debt with a new lender. There can be no assurance that the Company can receive permission to use proceeds from the U.S. facility for repayment, that the Company will be successful in refinancing the debt or that the refinancing will be available with terms acceptable to the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation and Basis of Preparation

The consolidated financial statements include the accounts of the parent company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated on consolidation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized when title transfers to the customer and when the rights and risks of ownership have passed to the customer, when persuasive evidence of an arrangement exists, the price is fixed and determinable and collection of the resulting receivable is reasonably assured. Transactions with sale terms of FOB shipping point are recognized when the products are shipped and transactions with sale terms of FOB destination are recognized upon arrival. Provisions for estimated returns and expected warranty costs are recorded at the time of sale and are adjusted periodically to reflect changes in experience and expected obligations.

Concentration of Credit and Other Risks

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for estimated collection losses. No customer accounts for more than 10% of sales in any of the three years ended December 31, 2001, 2000 and 1999, or accounts receivable at December 31, 2001 and 2000.

Four vendors accounted for 51% of the Company's inventory purchases during 2001. Four vendors accounted for 39% of the Company's inventory purchases during 2000. Three vendors accounted for 55% of the Company's inventory purchases during 1999.

Inventories

Inventories are stated at the lower of cost or market, cost being determined by the first-in, first-out (FIFO) method. Market is based on estimated net realizable value.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method based upon the estimated useful lives of computer and other equipment, furniture and fixtures and warehouse equipment which range from three to five years. Depreciation of buildings is based upon the estimated useful lives of 50 years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the estimated life of the asset or the lease term.

Intangibles

Intangible assets, including goodwill, purchased technology and other intangible assets, are carried at cost less accumulated amortization. The Company amortizes goodwill and other identifiable intangibles on a straight-line basis over their estimated useful lives.

Impairment of Intangibles and Long-Lived Assets

The Company assesses the impairment of identifiable intangibles, goodwill and fixed assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important which could trigger an impairment review include, but are not limited to, significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the Company's overall business, significant negative industry or economic trends, significant decline in the Company's stock price for a sustained period, and the Company's market capitalization relative to net book value. When the Company determines that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company measures any impairment based on a projected discounted cash flow method using a discount rate commensurate with the risk inherent in the Company's current business model.

Income Taxes

The Company accounts for income taxes in accordance with the liability method of accounting for income taxes. Under the liability method, deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. The provision for income taxes is comprised of the current tax liability and the change in deferred tax assets and liabilities. The Company establishes a valuation allowance to the extent that it is more likely than not that deferred tax assets will not be recoverable against future taxable income.

Earnings Per Share

Basic EPS is computed by dividing net income available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options.

Following is a reconciliation of the numerators and denominators of the Basic and Diluted EPS computations for the periods presented below (in thousands, except per share data):

	Year Ended December 31,		
	2001	2000	1999
Net income (loss)	$ (22,107)	$ 17,237	$ 7,038
Weighted average common shares outstanding (basic)	16,495	14,673	13,563
Effect of dilutive warrant and options	-	1,742	122
Weighted average common shares outstanding (diluted)	16,495	16,415	13,685
Earnings (loss) per share:			
Basic	$ (1.34)	$ 1.17	$ 0.52
Diluted	$ (1.34)	$ 1.05	$ 0.51

On July 31, 2000 the Company declared a 3-for-2 split of its Common Stock. The stock split was in the form of a 50% Common Stock dividend payable at the close of business on August 31, 2000 to shareholders of record on August 11, 2000. All references in the accompanying financial statements to earnings per share, the number of common shares, warrants and options have been retroactively restated to reflect the common stock split.

At December 31, 2001, 2000 and 1999, 1.7 million, 0.3 million and 1.6 million options to purchase common stock, respectively, were excluded from the calculation of diluted EPS since the effect was anti-dilutive.

Foreign Currency Translation and Transactions

The financial statements of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date. Income and expense items are translated at average quarterly rates of exchange prevailing during the year. The resulting translation adjustments are included in accumulated other comprehensive income as a separate component of stockholders' equity. Gains and losses from foreign currency transactions are included in the statement of income.

Comprehensive Income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For the Company, comprehensive income consists of its reported net income or loss and the change in the foreign currency translation adjustment during a period.

Stock-Based Compensation

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." The Company's policy is to grant options with an exercise price equal to the quoted market price of the Company's stock on the date of the grant. Accordingly, no compensation cost has been recognized in the Company's Statements of Income. The

Company provides additional proforma disclosures as required under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation."

Segment Reporting

Financial Accounting Standards Board Statement No.131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131") requires that companies report separately in the financial statements certain financial and descriptive information about operating segments' profit or loss, certain specific revenue and expense items and segment assets. Additionally, companies are required to report information about the revenues derived from their products and service groups, about geographic areas in which the Company earns revenues and holds assets, and about major customers (see Note 12).

Derivative Financial Instruments

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137 and SFAS 138. SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities, and requires that all derivatives, including foreign currency exchange contracts, be recognized on the balance sheet at fair value. Changes in the fair value of derivatives that do not qualify for hedge treatment, as well as the ineffective portion of any hedges, must be recognized currently in earnings. All of the Company's derivative financial instruments are recorded at their fair value in other current assets or accounts payable and accrued expenses. The transition adjustment upon adoption of SFAS 133 was not material.

The Company generates a substantial portion of its revenues in international markets, which subjects its operations and cash flows to the exposure of currency exchange fluctuations. The Company seeks to minimize the risk associated with currency exchange fluctuations by entering into forward exchange contracts to hedge certain foreign currency denominated assets or liabilities. These derivatives do not qualify for SFAS 133 hedge accounting treatment. Accordingly, changes in the fair value of these hedges are recorded immediately in earnings to offset the changes in the fair value of the assets or liabilities being hedged.

Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), *Business Combinations,* and No. 142 ("SFAS 142"), *Goodwill and Other Intangible Assets,* collectively referred to as the "Standards". SFAS 141 supersedes Accounting Principles Board Opinion (APB) No. 16, *Business Combinations.* The provisions of SFAS 141 require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill. SFAS 141 also requires that upon adoption of SFAS 142 the Company reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. SFAS 142 supersedes APB 17, *Intangible Assets*, and is effective for fiscal years beginning after December 15, 2001. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS 142 prohibit the amortization of goodwill and indefinite-lived intangible assets, require that goodwill and indefinite-lived intangibles assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

The Company will adopt the provisions of SFAS 142 in its first quarter ended March 31, 2002. The Company is in the process of preparing for its adoption of SFAS 142 and is making the determinations as to what its reporting units are and what amounts of goodwill, intangible assets, other assets, and liabilities should be allocated to those reporting units. The Company expects that it will no longer record $3.1 million of amortization per year relating to its existing goodwill of $59.9 million. In preparation for the adoption of FAS 142, the Company is in the process of evaluating the useful lives of its existing intangible assets and anticipates that any changes in the useful lives will not have a material impact on the results of its operations.

SFAS 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete the first step. The Company expects to complete that first step of the goodwill impairment test during the second quarter of 2002. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of the Company's fiscal year. Intangible assets deemed to have an indefinite life will be tested for impairment using a one-step process which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year, and pursuant to the requirements of SFAS 142 will be completed during the first quarter of 2002. Any impairment loss resulting from the transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter 2002. The Company does not expect that these impairment tests will result in a material impact on the Company's earnings and financial position.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses significant issues relating to the implementation of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and develops a single accounting method under which long-lived assets that are to be disposed of by sale are measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001.

NOTE 3 – ACQUISITIONS AND DIVESTITURES:

All acquisitions below have been accounted for using the purchase method. Accordingly, the results of operations of the acquired businesses are included in the consolidated financial statements from the dates of acquisition.

Total Tec Systems, Inc. Acquisition

On November 13, 2001, the Company acquired all the capital stock of Total Tec Systems Inc. ("Total Tec"), a privately held company headquartered in Edison, New Jersey, with offices in the eastern and southern United States. Total Tec is an enterprise computing and storage solutions provider focused on providing comprehensive IT solutions to address key business data concerns including availability, reliability, performance, scalability and manageability.

Total Tec was acquired for a total purchase price of approximately $14.2 million which included cash of approximately $9 million, the issuance of 400,000 shares of the Company's Common Stock that include a certain share price guarantee and acquisition costs. The purchase price was allocated to the acquired assets and liabilities assumed, based upon management's estimate of their fair market values as of the acquisition date, as follows (in thousands):

Cash	$ 3,014
Accounts receivable	16,229
Inventories	7,006
Equipment and other assets	2,841
Goodwill	3,124
Other intangibles	2,500
Accounts payable	(7,100)
Other accrued liabilities	(3,792)
Notes payable	(9,630)
Total consideration	$ 14,192

Other intangibles include trade name, a non-compete agreement and supplier relationships.

Results of operations of Total Tec were not material to the Company.

Touch The Progress Group BV Acquisition

On May 22, 2001, the Company acquired all the capital stock of Touch The Progress Group BV ("TTPG"), a privately held company headquartered in the Netherlands, with offices in Belgium, Germany and Austria. TTPG designs, manufactures, markets and supports high performance and tailor made storage solutions critical to success in high availability, mid-range and high-end enterprise computing environments.

TTPG was acquired for a total purchase price of approximately $10.7 million which included cash of $2.5 million, the issuance of 560,000 shares of the Company's Common Stock that include a certain share price guarantee and acquisition costs. Management has finalized the valuation of assets acquired and liabilities assumed. The allocation of the purchase price to the acquired assets and assumed liabilities based on management's estimate of their fair market values as of the acquisition date, are as follows (in thousands):

Accounts receivable	$	6,182
Inventories		7,397
Equipment and other assets		661
Goodwill		9,293
Accounts payable		(9,915)
Other accrued liabilities		(1,928)
Notes payable		(998)
Total consideration	$	10,692

Results of operations of TTPG were not material to the Company.

Forefront Graphics Corporation Acquisition

On May 24, 2001, the Company acquired all the capital stock of Forefront Graphics ("FFG"), a privately held company headquartered in Toronto, Canada with offices in Ottawa, Montreal, Calgary and Vancouver. FFG is a distributor of high performance computer graphics, digital audio and video, storage and multimedia products to both the computer reseller and the video production reseller marketplaces.

FFG was acquired for a total purchase price of approximately $2.2 million which included cash of $1.1 million, the issuance of 60,324 shares of the Company's Common Stock and acquisition costs. The Company is obligated to pay up to an additional $325,000 in cash within three years of the closing date as a contingent incentive payment to be based upon earnings achieved during certain periods, up to March 31, 2003. Management has finalized the valuation of assets acquired and liabilities assumed. The purchase price was allocated to the acquired assets and liabilities assumed, based upon management's estimate of their fair market values as of the acquisition date, as follows (in thousands):

Accounts receivable	$	1,069
Inventories		1,033
Equipment and other assets		42
Goodwill		1,526
Accounts payable		(775)
Other accrued liabilities		(401)
Notes payable		(294)
Total consideration	$	2,200

Results of operations of FFG were not material to the Company.

Ideal Hardware Limited Acquisition

On August 3, 2000, the Company acquired all the capital stock of Ideal Hardware Limited ("Ideal"), a wholly owned subsidiary of InterX plc. Ideal is a United Kingdom-based, storage-centric distributor offering value-added programs and services.

Ideal was acquired for a total purchase price of approximately $28.9 million which included cash paid of $19.9 million, UK tax liabilities assumed of $4.5 million, deferred purchase price payable of $3.0 million and acquisition costs of $1.5 million. The deferred purchase price was paid on March 31, 2001. The purchase price was allocated to the acquired assets and liabilities assumed, based upon management's estimate of their fair market values as of the acquisition date, as follows (in thousands):

Accounts receivable	$113,334
Inventories	42,882
Equipment and other assets	5,476
Goodwill and other intangibles	20,144
Accounts payable	(96,084)
Bank borrowings	(30,102)
Other accrued liabilities	(23,390)
Deferred taxes	(3,360)
Total consideration	$ 28,900

Rorke Data, Inc. Acquisition

On May 15, 2000, the Company acquired all of the outstanding capital stock of Rorke Data, Inc. ("RDI"), a privately held company headquartered in Minnesota, with subsidiaries in the Netherlands and Italy. RDI provides leading-edge Fibre Channel and SAN storage solutions to vertical markets such as digital audio/video, publishing, and medical imaging throughout the U.S. and Europe.

RDI was acquired for a total purchase price of approximately $7.0 million, which included cash of $4.1 million, the issuance of 269,418 shares of the Company's Common Stock and acquisition costs. The final allocation of the purchase price to acquired assets and liabilities assumed, based upon management's estimate of their fair market values as of the acquisition date, is as follows (in thousands):

Cash	$ 546
Accounts receivable	6,644
Inventories	8,390
Equipment and other assets	2,372
Goodwill	7,480
Accounts payable	(7,253)
Other accrued liabilities	(1,809)
Bank borrowings	(7,832)
Notes payable	(1,501)
Total consideration	$ 7,037

Results of operations of RDI were not material to the Company.

Future Tech International, Inc. Acquisition

On July 21, 1999, the Company acquired certain assets and assumed certain liabilities of Future Tech International, Inc. ("FTI"), a privately held company located in Miami which was in bankruptcy reorganization. FTI is a leading value-added distributor of computer components to the markets of Latin America and the Caribbean.

The FTI assets acquired were primarily accounts receivable, inventory and fixed assets. As consideration for the assets purchased, the Company paid $2.2 million in cash, including acquisition costs and assumed certain liabilities, primarily trade accounts payable. The Company was obligated to pay up to an additional $4.5 million in cash within 21 months of the closing date as a contingent incentive payment to the bankruptcy estate based upon earnings achieved up to the first anniversary of the acquisition. As the earnings level was achieved in July 2000, the Company has recorded the $4.5 million contingent payment as an addition to goodwill.

The FTI purchase price was allocated to the acquired assets and liabilities assumed, based upon management's estimate of their fair market values as of the acquisition date, as follows (in thousands):

Restricted cash	$ 23
Accounts receivable	12,576
Inventories	2,639
Equipment and other assets	3,947
Goodwill	8,727
Accounts payable	(20,989)
Other accrued liabilities	(4,704)
Total consideration	$ 2,219

The following unaudited pro forma combined summary of operations of the Company give effect to the acquisitions of Ideal and FTI, as though these acquisitions had occurred on January 1, 1999.

	Year Ended December 31, (unaudited, in thousands, except earnings per share)	
	2000	1999
Net sales	$ 2,167,295	$ 1,728,796
Net income	$ 14,683	$ 9,110
Earnings per share		
Basic	$ 1.00	$ 0.64
Diluted	$ 0.89	$ 0.63
Shares used in per share calculation		
Basic	14,673	14,313
Diluted	16,415	14,435

Divestiture of Quadrus

On July 8, 1999, the Company completed the sale of its Contract Manufacturing Division, Quadrus, for a total consideration of approximately $34.7 million. The sale resulted in an after tax gain of $1.1 million or $0.08 per share. The results of Quadrus have been reported separately as discontinued operations in the Consolidated Statements of Income.

NOTE 4 - BALANCE SHEET COMPONENTS:

	December 31, 2001	December 31, 2000
	(in thousands)	
Accounts receivable, net:		
Accounts receivable	$ 319,314	$ 312,403
Less: allowance for doubtful accounts and returns	(20,206)	(16,831)
	$ 299,108	$ 295,572
Property and equipment:		
Computer and other equipment	$ 23,563	$ 18,358
Land and buildings	21,055	20,986
Furniture and fixtures	9,505	7,422
Warehouse equipment	7,912	2,582
Leasehold improvements	2,351	1,747
	64,386	51,095
Less: accumulated depreciation	(13,680)	(6,659)
	$ 50,706	$ 44,436
Goodwill and other intangibles, net:		
Goodwill	$ 59,923	$ 45,702
Other intangibles	7,408	4,908
Less: accumulated amortization	(7,422)	(4,171)
	$ 59,909	$ 46,439

NOTE 5 - LINES OF CREDIT AND TERM LOAN:

On May 14, 2001, the Company entered into a syndicated Loan and Security Agreement arranged by First Union National Bank ("First Union Facility"), as principal agent, to provide a $175 million revolving line of credit facility. The First Union Facility refinanced the Company's $50 million credit facility with California Bank & Trust, scheduled to mature May 31, 2001, and the $80 million short-term loan with the RSA, scheduled to mature June 30, 2001. The syndicate includes Bank of America N.A. and Congress Financial Corporation (Western), as co-agents and other financial institutions, as lenders. Borrowings under the line of credit bear interest at First Union National Bank's prime rate plus a margin of 0.0% to 0.5%, based on borrowing levels. At the Company's option, all or any portion of the outstanding borrowings may be converted to a Eurodollar rate loan, which bears interest at the adjusted Eurodollar rate plus a margin of 2.25% to 2.75%, based on borrowing levels. The average interest rate on outstanding borrowings under the revolving line of credit during the year ended December 31, 2001, was 6.3%, and the balance outstanding at December 31, 2001 was $86.5 million. Obligations of the Company under the revolving line of credit are secured by certain assets of the Company and its North and South American subsidiaries. The revolving line of credit requires the Company to meet certain financial tests and to comply with certain other covenants, including restrictions on incurrence of debt and liens, restrictions on mergers, acquisitions, asset dispositions, capital contributions, payment of dividends, repurchases of stock and investments. The Company was in compliance with its bank covenants at December 31, 2001; however, there can be no assurance that the Company will be in compliance with such covenants in the future. If the Company does not remain in compliance with the covenants, and is unable to obtain a waiver of noncompliance from its bank, the Company's financial condition and results of operations would be materially adversely affected.

On July 6, 2000, the Company entered into a Securities Purchase Agreement with The Retirement Systems of Alabama and certain of its affiliated funds (the "RSA facility"), under which the Company borrowed $180 million of subordinated debt financing. This subordinated debt financing was comprised of $80 million bearing interest at 9.125% and subsequently repaid in May 2001; and $100 million bearing interest at 9.0%, payable in semi-annual principal installments of $3.5 million plus interest installments commencing December 31, 2000 and in semi-annual principal installments of $8.5 million commencing December 31, 2007, with a final maturity date of June 30, 2010. The RSA facility is secured by a second lien on the Company's and its subsidiaries' North American and South American assets. The Company must meet certain financial tests on a quarterly basis, and comply with certain other covenants, including restrictions of incurrence of debt and liens, restrictions on asset dispositions, payment of dividends, and repurchase of stock. The Company is also required to be in compliance with the covenants of certain other borrowing agreements. The Company is in compliance with its subordinated debt financing covenants; however, there can be no assurance that the Company will be in compliance with such covenants in the future. If the Company does not remain in compliance with the covenants in the Securities Purchase Agreement and is unable to obtain a waiver of noncompliance from its subordinated lenders, the Company's financial condition and results of operations would be materially adversely affected. The balance outstanding at December 31, 2001 on this long term debt was $93 million, $10.5 million is payable in 2002, $7.0 million for each of the years 2003 through 2005, and $61.5 million thereafter.

On November 13, 2001, in connection with the acquisition of Total Tec, the Company assumed a $17.5 million short-term borrowing facility with Summit Business Capital Corporation ("SBCC"). This facility is secured by substantially all of Total Tec's assets, bears interest at SBCC's base rate or LIBOR plus 2.25% and matures April 30, 2003. At December 31, 2001, approximately $5.4 million was outstanding under the SBCC borrowing facility. The acquisition of Total Tec was funded through borrowings under the Company's revolving line of credit.

On August 3, 2000, in connection with the acquisition of Ideal, the Company assumed a $43 million borrowing facility with Lombard NatWest Limited, which was increased to $60 million in October 2000. This facility is secured by substantially all of Ideal's accounts receivable, bears interest at NatWest's base rate plus 1.5% and continues indefinitely subject to termination by NatWest or the Company with three months notice. There are no financial covenant requirements. At December 31, 2001, approximately $31 million was outstanding under the NatWest borrowing facility. The Company believes that if NatWest were to terminate the facility, alternative financing could be obtained or additional funds could be obtained under other existing lines to replace the funding provided by NatWest. If the Company were not able to replace the facility, the Company's liquidity and financial position may be adversely affected.

On October 16, 2000, the Company entered into a $13.3 million mortgage agreement with Lombard NatWest Limited related to the acquisition of a building for Ideal. The mortgage has a term of five years, bears interest at LIBOR plus 1.5% and is payable in quarterly installments of approximately $290,000, plus interest, with a balloon payment of approximately $7.5 million due November 2005. The principal amount due in 2002 is $820,000 and amounts due in each of the years 2003 through 2004 are $1,160,000 and $8,660,000 is due in 2005. The Company has an interest rate swap agreement that effectively converts the variable interest payable on the mortgage to a fixed rate of 7.42% until January 2003. The balance of the mortgage at December 31, 2001 was $11.8 million. The Company was not in compliance with a financial ratio covenant related to this facility at December 31, 2001. The Company did receive a waiver from NatWest regarding the December 31, 2001 non-compliance, however the Company does not expect to be in compliance with the same quarterly covenant at March 31, 2002. As a result, the balance of the mortgage has been classified as a current liability as of December 31, 2001. NatWest has the option to demand payment of the outstanding balance upon a covenant default. The Company believes it has adequate financing available and can obtain alternative financing to repay the loan if NatWest were to demand immediate repayment.

NOTE 6 – RESTRUCTURING COSTS, SPECIAL CHARGES AND OTHER PROVISIONS:

In the second quarter of 2001, the Company implemented a plan to reduce costs and improve operating efficiencies by discontinuing certain non-strategic product lines. The Company accrued a restructuring charge of $1.5 million consisting primarily of severance and benefits of $1.3 million and estimated lease costs of $238,000 pertaining to future lease obligations for non-cancelable lease payments for excess facilities.

In the third quarter of 2001, the Company took additional actions and extended its cost reduction efforts in response to the continuing economic slowdown. The Company accrued additional restructuring costs of $3.3 million consisting primarily of the discontinuance and non-cash write-off of certain fixed assets valued at $2.4

million and severance and benefits of $897,000 related to involuntary employee terminations. The Company also accrued other special charges of $4.1 million for additional accounts receivable provisions.

The Company also recorded a provision for inventory of $17.8 million related to additional excess inventory. The additional provision largely resulted from the decision to discontinue certain product lines and the impact of current market conditions. The excess inventory charge is included within the Statement of Income under the caption Cost of Sales. At December 31, 2001, outstanding liabilities related to these charges are summarized as follows (in thousands):

	Total Charge	Cash Payments	Restructuring Liabilities at December 31, 2001
Severance costs	$ 2,199	$ 2,143	$ 56
Lease costs	238	139	99
Total	$ 2,437	$ 2,282	$ 155

NOTE 7 - STOCK-BASED COMPENSATION PLANS:

Stock Option Plans

In May of 1998, the Company adopted the 1998 Stock Plan (the "Plan") which replaced the 1988 Amended and Restated Incentive Stock Plan (the "1988 Plan") and the 1993 Director Stock Option Plan (the "Director Plan").

The Plan provides for the grant of stock options and stock purchase rights to employees, directors and consultants of the Company at prices not less than the fair value of the Company's Common Stock at the date of grant for incentive stock options and prices not less than 85% of the fair value of the Company's Common Stock for nonstatutory stock options and stock purchase rights. Under the Plan, the Company has reserved for issuance a total of 3,639,327 shares of Common Stock plus 272,508 shares of Common Stock which were reserved but unissued under the 1988 Plan and 52,500 shares of Common Stock which were reserved but unissued under the Director Plan. The maximum aggregate number of shares of Common Stock which may be optioned and sold under the Plan is 3,964,335 shares, plus an annual increase to be added on January 1 of each year, equal to the lesser of (i) 600,000 shares, (ii) 4% of the outstanding shares on such date, or (iii) a lesser amount determined by the Board of Directors, subject to adjustment upon changes in capitalization of the Company. Since inception, the Company has reserved 7,317,975 shares of Common Stock for issuance under the aggregate of all stock option plans.

All stock options become exercisable over a vesting period as determined by the Board of Directors and expire over terms not exceeding ten years from the date of grant. If an optionee ceases to be employed by the Company, the optionee may, within one month (or such other period of time, as determined by the Board of Directors, but not exceeding three months) exercise options to the extent vested.

As part of the Plan, the Board of Directors adopted a Management Incentive Program (the "Program") for key employees. Under this Program, options for 193,500 and 210,000 shares of Common Stock were granted in 2000 and 1999, respectively. No options were granted in 2001. The Program provides for ten-year option terms with vesting at the rate of one tenth per year, with potential for accelerated vesting based upon attainment of certain performance objectives. The options lapse ten years after the date of grant or such shorter period as may be provided for in the stock option agreement.

Options granted under the Director Plan prior to May 1998 and outstanding at December 31, 2001 total 112,500. Under the Director Plan, 112,500 options were granted in 1993 at an exercise price of $5.33 per share, and 30,000 options were granted in 1996 at an exercise price of $4.67 per share. In 1997, 30,000 options were granted at an exercise price of $8.42 per share. In 1998, 22,500 options were granted at an exercise price of $5.00 per share. On August 5, 1999, the Board of Directors approved the vesting in full of all options currently held by the Directors and modified the Plan to immediately vest all future Board of Directors options at the time they are granted.

In 2001 and 2000, the number of shares of Common Stock reserved under the Plan were not sufficient to accommodate the Company's recent growth through acquisitions and related key employee retention efforts. To induce certain key employees to accept employment with the Company, the Company issued a total of 520,000 and 763,536 nonqualified stock options outside the provisions of the Plan in 2001 and 2000 respectively, and 857,125 of these options were outstanding at December 31, 2001, net of cancellations, and are included in the table below.

The following table presents all stock option activity:

	Options Available for Grant	Options Outstanding: Shares	Options Outstanding: Weighted Average Exercise Price
Balance at December 31, 1998	597,483	2,541,620	$ 5.49
Increase in options available for grant	534,854	-	-
Options canceled	666,882	(666,882)	$ 5.61
Canceled options not available for grant	(612,357)	-	$ 5.58
Options granted	(1,072,800)	1,072,800	$ 4.66
Options exercised	-	(352,331)	$ 4.74
Balance at December 31, 1999	114,062	2,595,207	$ 5.50
Increase in options available for grant	1,754,474	-	-
Options canceled	261,732	(482,250)	$ 6.83
Canceled options not available for grant	(67,500)	-	$ 5.67
Options granted	(2,182,464)	2,946,000	$12.87
Options exercised	-	(621,840)	$ 5.29
Balance at December 31, 2000	(119,696)	4,437,117	$10.11
Increase in options available for grant	600,000	-	-
Options canceled	478,547	(652,535)	$ 9.92
Canceled options not available for grant	(10,875)	-	$ 4.59
Options granted	(631,000)	1,151,000	$11.71
Options exercised	-	(446,029)	$ 5.98
Balance at December 31, 2001	316,976	4,489,553	$10.96

At December 31, 2001, 1,317,963 options were exercisable under these Plans. Upon the adoption of the 1998 Stock Plan, canceled options under the 1988 Plan are not available for future grants.

The following table summarizes information about stock options outstanding for all plans at December 31, 2001:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
Range of Exercise Prices	Number of Options Outstanding As of December 31, 2001	Weighted Average Remaining Contractual Life In Years	Weighted Average Exercise Price	Number of Shares Exercisable As of December 31, 2001	Weighted Average Exercise Price
$ 4.29 - $ 4.83	729,548	3.53	$ 4.56	315,592	$ 4.52
$ 5.00 - $ 7.25	868,130	2.96	6.20	504,045	6.02
$ 7.42 - $ 9.37	819,750	4.82	8.64	80,378	8.66
$ 9.59 - $13.81	934,750	3.99	12.10	180,064	12.12
$15.00 - $21.00	768,875	3.73	17.21	145,384	16.01
$21.92 - $24.13	365,500	3.79	24.08	91,750	24.08
$24.38 - $24.38	3,000	3.83	24.38	750	24.38
	4,489,553	3.80	10.96	1,317,963	9.02

Employee Stock Purchase Plan

The Employee Stock Purchase Plan ("ESPP") provides for automatic annual increases in the number of shares reserved for issuance on January 1 of each year by a number of shares equal to the lesser of (i) 225,000 shares, (ii) 1.5% of the outstanding shares on such date, or (iii) a lesser amount determined by the Board of Directors, subject to adjustment upon changes in capitalization of the Company.

The Company has reserved 1,578,498 shares of Common Stock for issuance to all eligible employees under its ESPP. Sales made through this plan will be at the lower of 85% of market price at the date of purchase or on the first day of each six-month offering period in the prior two years. A total of 1,404,540 shares have been issued under this plan as of December 31, 2001.

Fair Value Disclosures

The Company applies APB Opinion 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its plans, all of which are fixed plans. To determine the additional pro forma disclosures required by SFAS 123 for the stock option plans, the fair value of each option grant used for calculating pro forma net income is estimated on the date of grant using the Black-Scholes multiple option-pricing model. The following weighted average assumptions were used for grants in 2001, 2000 and 1999, respectively, expected volatility of 73%, 68% and 35%; risk free interest rate of 4.9%, 5.8% and 4.9% and expected lives of 3.50, 3.69 and 3.85 years. The Company has not paid dividends and assumed no dividend yield. The weighted average fair value of those stock options granted in 2001, 2000 and 1999 was $5.47, $6.68 and $2.26 per option, respectively. The fair value of each ESPP purchase right is estimated on the beginning of the offering period using the Black-Scholes option-pricing model with substantially the same assumptions as the option plans but expected lives of 0.5 years. The weighted average fair value of those purchase rights granted in 2001, 2000 and 1999 was $4.22, $3.56 and $2.04 per right, respectively. Had compensation cost for the Company's two stock-based compensation plans been determined based on the fair value at the grant dates for awards in 2001, 2000 and 1999 under those plans consistent with the provisions of SFAS 123, the Company's net income and earnings per share would have been reduced as presented below (in thousands, except per share data):

	2001	2000	1999
Net income:			
As reported	$(22,107)	$17,237	$8,930
Pro forma	$(27,834)	$14,603	$8,126

	2001	2000	1999
Earnings per share:			
As reported			
Basic	$ (1.34)	$ 1.17	$ 0.66
Diluted	$ (1.34)	$ 1.05	$ 0.65
Pro forma			
Basic	$ (1.69)	$ 1.00	$ 0.60
Diluted	$ (1.69)	$ 0.89	$ 0.60

Because additional stock options and stock purchase rights are expected to be granted each year, the above pro forma disclosures are not considered by management to be representative of pro forma effects on reported financial results for future years.

NOTE 8 - INCOME TAXES:

The provision for/(benefit from) income taxes consists of the following (in thousands):

	2001	2000	1999
Current:			
Federal	$ (7,214)	$ 10,904	$ 4,264
State	34	2,422	747
Foreign	(1,095)	1,990	349
	(8,275)	15,316	5,360
Deferred:			
Federal	(2,046)	(2,268)	(697)
State	(1,971)	(510)	256
Foreign	41	(58)	293
	(3,976)	(2,836)	(148)
	$ (12,251)	$ 12,480	$ 5,212

Deferred tax assets (liabilities) comprise the following (in thousands):

	2001	2000	1999
Bad debt, sales and warranty reserves	$ 4,689	$ 4,151	$ 1,914
Inventory and other reserves	5,676	2,342	1,860
Compensation accruals and reserves	224	305	228
State taxes, net of federal benefit	2	409	265
State net operating losses	982	-	-
Other	755	688	322
Gross deferred tax assets	12,328	7,895	4,589
Unrealized foreign exchange gain	(288)	(275)	(298)
Depreciation	(684)	(564)	(71)
Gross deferred tax liabilities	(972)	(839)	(369)
Net deferred tax asset	$11,356	$ 7,056	$ 4,220

The net deferred tax asset represents temporary differences for future tax deductions which can generally be realized by carryback to taxable income in prior years. Net deferred tax assets are included in prepaid expenses and other assets at December 31, 2001, 2000 and 1999.

As of December 31, 2001, the Company had state net operating loss carryforwards of approximately $19,609,000 available to offset future state taxable income. The state net operating loss carryforwards will expire in varying amounts beginning 2006 through 2021

The tax benefit associated with dispositions from employee stock plans for 2001 is approximately $1,270,000, which was recorded as an addition to paid-in capital and a reduction to taxes payable.

A reconciliation of the Federal statutory tax rate to the effective tax (benefit) follows:

	2001	2000	1999
Federal statutory rate	(35.0)%	35.0%	35.0%
State income taxes, net of Federal tax benefit and credits	(3.8)%	4.2%	4.6%
Foreign taxes, net of foreign tax credits	(0.1)%	0.2%	0.5%
Other	3.2%	2.6%	2.3%
Total	(35.7)%	42.0%	42.4%

NOTE 9 - COMMITMENTS AND CONTINGENCIES:

The Company leases its facilities under cancelable and non-cancelable operating lease agreements. The leases expire at various times through 2019 and contain renewal options. Certain of the leases require the Company to pay property taxes, insurance, and maintenance costs.

The Company leases certain equipment under capitalized leases with such equipment amounting to $3,609,000 less accumulated depreciation of $798,000 at December 31, 2001. Amortization expense on assets subject to capitalized leases was $678,000 for the year ended December 31, 2001. The capitalized lease terms range from 33 months to 60 months.

The following is a summary of commitments under non-cancelable leases:

Year Ending December 31,	Capitalized Leases	Operating Leases
	(in thousands)	
2002	$ 1,230	$ 7,610
2003	908	4,974
2004	168	4,021
2005	81	2,895
2006	81	2,196
2007 and beyond	7	14,652
Total minimum lease payments	2,475	$ 36,348
Less: imputed interest	(323)	
Present value of minimum lease payments	$ 2,152	

Total operating lease expense was $7,370,000, $4,718,000 and $2,797,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company is subject to legal proceedings and claims that arise in the normal course of business. Management believes that the ultimate resolution of such matters will not have a material adverse effect on the Company's financial position or results of operations.

NOTE 10 - TRANSACTIONS WITH RELATED PARTIES:

A director of the Company, is a director of two of the Company's customers/vendors, Company A and Company B. Another director of the Company, is a director of one of the Company's vendors, Company C. A third director of the Company, is a director one of the Company's customers, Company D. Sales to these parties and purchases of inventory from these parties for the three years ended December 31, 2001 and accounts receivable at December 31, 2001 and 2000 are summarized below:

		(In thousands)		
Sales:		2001	2000	1999
	Company A	$1,718	$3,345	$3,645
	Company B	-	-	1,446
	Company D	431	-	-
Accounts receivable:				
	Company A	127	355	-
	Company D	21	-	-
Inventory purchased:				
	Company A	-	199	1,150
	Company C	111	364	-

The Company believes that terms of these transactions were no less favorable than reasonably could be expected to be obtained from unaffiliated parties.

NOTE 11 - SALARY SAVINGS PLAN:

The Company has a Section 401(k) Plan (the "Plan") which provides participating employees an opportunity to accumulate funds for retirement and hardship. Participants may contribute up to 15% of their eligible earnings to the Plan. The Company may elect to make matching contributions equal to a discretionary percentage of participants' contributions up to the statutory maximum of participants' eligible earnings. The Company has not made any contributions to the Plan.

NOTE 12 – GEOGRAPHIC INFORMATION:

The Company operates in one industry segment and markets its products worldwide through its own direct sales force. The Company attributes revenues from customers in different geographic areas based on the location of the customer. Sales in the U.S. were 45%, 57% and 82% of total sales for the years ended December 31, 2001, 2000 and 1999, respectively.

Geographic information consists of the following:

	(in thousands)		
	2001	2000	1999
Net sales:			
North America	$ 998,347	$ 1,281,967	$ 996,424
Latin America	239,537	231,915	61,851
Europe	769,218	290,220	-
Total	$ 2,007,102	$ 1,804,102	$ 1,058,275

The following table presents long-lived assets located in the Company's country of domicile and located in all foreign countries.

	December 31,	
Long –lived assets:	2001	2000
United States	$ 51,982	$ 47,519
United Kingdom	53,231	49,758
Other foreign countries	13,033	2,316
Total	$ 118,246	$ 99,593

NOTE 13 – SUBSEQUENT EVENTS:

In March 2002, the Company issued 1,500,000 shares of common stock and 750,000 warrants. The net proceeds from the stock and warrant offering were approximately $16.5 million.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

(in thousands, except per share amounts)

	Quarter Ended							
	Mar. 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001
Net sales	$ 366,270	$ 382,407	$ 511,007	$544,418	$ 535,523	$ 455,686	$ 489,089	$ 526,804
Cost of sales	337,012	347,258	463,115	491,417	490,101	422,826	459,808	481,559
Gross profit	29,258	35,149	47,892	53,001	45,422	32,860	29,281	45,245
Operating expenses:								
Selling, general and administrative Expenses	21,355	25,472	34,760	39,501	39,626	39,018	39,077	40,189
Restructuring costs and special Charges	-	-	-	-	-	1,540	7,354	-
Total operating expenses	21,355	25,472	34,760	39,501	39,626	40,558	46,431	40,189
Income (loss) from operations	7,903	9,677	13,132	13,500	5,796	(7,698)	(17,150)	5,056
Interest expense and other income	2,369	2,826	4,831	4,469	5,579	5,098	4,874	4,811
Income (loss) before income taxes	5,534	6,851	8,301	9,031	217	(12,796)	(22,024)	245
Income tax provision (benefit)	2,324	2,877	3,486	3,793	91	(5,123)	(7,307)	88
Net income (loss)	$ 3,210	$ 3,974	$ 4,815	$ 5,238	$ 126	$ (7,673)	$ (14,717)	$ 157
Earnings (loss) per share								
Basic	$ 0.23	$ 0.28	$ 0.32	$ 0.34	$ 0.01	$ (0.47)	$ (0.88)	$ 0.01
Diluted	$ 0.21	$ 0.25	$ 0.28	$ 0.30	$ 0.01	$ (0.47)	$ (0.88)	$ 0.01
Shares used in per share calculation								
Basic	13,964	14,267	14,856	15,604	15,842	16,173	16,804	17,160
Diluted	14,981	15,752	17,275	17,652	17,417	16,173	16,804	18,041

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

Pursuant to Paragraph G(3) of the General Instructions to Form 10-K, portions of the information required by Part III of Form 10-K are incorporated by reference from the Company's Proxy Statement to be filed with the Commission in connection with the 2002 Annual Meeting of Shareholders (the "Proxy Statement").

ITEM 10. DIRECTORS AND EXECTUTIVE OFFICERS OF THE REGISTRANT

(a) Information concerning directors of the Company appears in the Company's Proxy Statement, under Item 1 "Election of Directors." This portion of the Proxy Statement is incorporated herein by reference.

(b) Executive Officers Of The Registrant

The following table and descriptions identify and set forth information regarding the Company's six executive officers:

Name	Age	Position
W. Donald Bell	64	President, Chief Executive Officer and Chairman of the Board
Benedictus Borsboom	43	Executive Vice President of Finance and Chief Financial Officer
Brian J. Clark	48	Executive Vice President of Industrial Sales
Gary Gammon	37	Senior Vice President of Commercial Sales
Philip M. Roussey	59	Executive Vice President of Computer Products Marketing
Robert J. Sturgeon	48	Vice President of Information Technology

W. Donald Bell has been President, Chief Executive Officer and Chairman of the Board of the Company since its inception in 1987. Mr. Bell has over thirty years of experience in the electronics industry. Mr. Bell was formerly the President of Ducommun Inc. and its subsidiary, Kierulff Electronics Inc., as well as Electronic Arrays Inc. He has also held senior management positions at Texas Instruments Incorporated, American Microsystems and other electronics companies.

Benedictus Borsboom was our Executive Vice President of Finance and Mergers & Acquisitions from March 2001 until July 2001, when he became Executive Vice President of Finance and Chief Financial Officer. Prior to joining Bell Microproducts Inc. Mr. Borsboom was Vice President, Group Chief Financial Officer and Board Director of VEBA Electronics LLC. Before coming to the United States in 1998, he was Director of Corporate Audit at Raab Karcher AG. He also held various management positions with Deloitte & Touche and KPMG. Mr. Borsboom holds a Masters Degree in economics, and the Dutch and German equivalent of Chartered Accountant.

Brian J. Clark has been our Executive Vice President of Industrial Sales since September 1997. Mr. Clark was the Vice President of the Northern California Region of Arrow Electronics from January 1988 to June 1997. Mr. Clark also held senior management positions at Kierulff Electronics and sales positions at Wyle Electronics prior to that. Mr. Clark has over 28 years in the electronics business.

Gary Gammon has been our Senior Vice President of Commercial Sales since June 1999. From 1994 to 1999, Mr. Gammon was Vice President of Sales for Gates/Arrow

Distributing, a distributor of computer systems, peripherals and software. While at Gates/Arrow, Mr. Gammon also served as Vice President for the enterprise computing business and Vice President of technical sales. Prior to that time, Mr. Gammon was a sales executive with Data General.

Philip M. Roussey was our Senior Vice President of Computer Products Marketing from April 2000 until February 2002, at which time he became Exectuive Vice President of our Enterprise Products Division. Prior to that time, Mr. Roussey was Senior Vice President of Marketing for Computer Products and Vice President of Marketing since inception of our Company in 1987. Prior to joining Bell Microproducts, Mr. Roussey was Corporate Vice President of Marketing of Kierulff Electronics during 1987, and from 1982 to 1986, Mr. Roussey held the position of Vice President of Computer Products at Kierulff Electronics.

Robert J. Sturgeon has been our Vice President of Information Technology since July 2000. Prior to that time, Mr. Sturgeon was our Vice President of Operations since 1992. Mr. Sturgeon was formerly Director of Information Services for Disney Home Video from January 1991 to February 1992. Prior to that time, Mr. Sturgeon served as Management Information Services ("MIS") Director for Paramount Pictures' Home Video Division from June 1989 to January 1991 and as a Marketing Manager for MTI Systems, a division of Arrow Electronics Inc., from January 1988 to June 1989. Other positions Mr. Sturgeon has held include Executive Director of MIS for Ducommun where he was responsible for 10 divisions, including Kierulff Electronics.

(c) Information concerning Compliance with Section 16(a) of the Securities Exchange Act of 1934 appears in the Company's Proxy Statement, under the heading "Compliance with Section 16(a) of the Securities Exchange Act of 1934," and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information concerning executive compensation appears in the Company's Proxy Statement, under the caption "Executive Compensation," and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information concerning the security ownership of certain beneficial owners and management appears in the Company's Proxy Statement, under Item 1 "Election of Directors," and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information concerning certain relationships and related transactions appears in the Company's Proxy Statement, under Item 1 "Election of Directors," and is incorporated herein by reference.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS OF FORM 8-K

(a) The following documents are filed as part of this Form 10-K:

(1) Consolidated Financial Statements

The financial statements (including the notes thereto) listed in the Index to Consolidated Financial Statement Schedule (set forth in Item 8 of Part II of this form 10-K) are filed as part of this Annual Report on Form 10-K.

(2) Consolidated Financial Statement Schedule

II – Valuation and Qualifying Accounts and Reserves page 47

Schedules not listed above have been omitted because they are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes to Consolidated Financial Statements.

(3) Exhibits – See Exhibit Index on page following signatures

(b) Reports on Form 8-K.

No reports on Form 8-K were filed during the quarter ended December 31, 2001

(c) Exhibits. See Item 14(a) above.

(d) Financial Statements Schedules. See Item 14(a) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized on March 29, 2001.

BELL MICROPRODUCTS INC.

By: /s/ Benedictus Borsboom
Benedictus Borsboom
Executive Vice President and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints W. Donald Bell and Benedictus Borsboom and each of them, jointly and severally, his attorneys-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ W. Donald Bell (W. Donald Bell)	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	March 29, 2001
/s/ Benedictus Borsboom (Benedictus Borsboom)	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 29, 2001
/s/ Gordon A. Campbell (Gordon A. Campbell)	Director	March 29, 2001
/s/ Eugene Chaiken (Eugene Chaiken)	Director	March 29, 2001
/s/ Edward L. Gelbach (Edward L. Gelbach)	Director	March 29, 2001
/s/ James E. Ousley (James E. Ousley)	Director	March 29, 2001
/s/ Glenn E. Penisten (Glenn E. Penisten)	Director	March 29, 2001

BELL MICROPRODUCTS INC.

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
ALLOWANCE FOR DOUBTFUL ACCOUNTS
(in thousands)

Year Ended December 31,	Balance at Beginning of Period	Other[1]	Restructuring and Special Charges	Additions Charged to Costs and Expenses	Deductions-Write-offs	Balance at End of Period
2001	$ 12,831	$ 1,630	$ 4,038	$ 11,569	$ (13,862)	$ 16,206
2000	4,986	1,991		9,958	(4,104)	12,831
1999	3,486	-		6,896	(5,396)	4,986

(1) Balance consists of allowance for doubtful accounts related to the acquisitions of subsidiaries

INDEX TO EXHIBITS

Number Description of Document

3.1 Amended and Restated Articles of Incorporation of Registrant – incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended September 30, 2000.

3.2 Amended and Restated Bylaws of Registrant – incorporated by reference to exhibit filed with the Registrant's Registration Statement on Form S-1 (File No. 33-60954) filed on April 14, 1993 and which became effective on June 14, 1993.

4.1 Specimen Common Stock Certificate of the Registrant – incorporated by reference to exhibit filed with the Registrant's Registration Statement on Form S-1 (File No. 33-60954) filed on April 14, 1993 and which became effective on June 14, 1993.

4.2 Amended and Restated Registration Rights Agreement dated June 11, 1992 between Registrant and certain investors named therein, as amended – incorporated by reference to exhibit filed with the Registrant's Report on Form 10-K for the fiscal year ended December 31, 1993.

10.1* 1998 Stock Plan – incorporated by reference to exhibit filed with the Registrant's Report on Form S-8 (File No. 333-58053).

10.2* The form of Option Agreement used under the 1998 Stock Plan – incorporated by reference to exhibit filed with the Registrant's Report on Form S-8 (File No. 333-58053).

10.3 Employee Stock Purchase Plan, as amended through May 21, 1998 – incorporated by reference to exhibit filed with the Registrant's Report on Form S-8 (File No. 333-58053).

10.4 The form of Option Agreement used under the Employee Stock Purchase Plan – incorporated by reference to exhibit filed with the Registrant's Registration Statement on Form S-8 (File No. 33-83398).

10.5 Registrant's 401(k) Plan – incorporated by reference to exhibit filed with the Registrant's Registration Statement on Form S-1 (File No. 33-60954).

10.6 Lease dated March 17, 1992 for Registrant's facilities at 1941 Ringwood Avenue; Suite 100, San Jose, California -- incorporated by reference to exhibit filed with the Registrant's Registration Statement on Form S-1 (File No. 33-60954).

10.7 Second Amendment to Third Amended and Restated Credit Agreement dated as of July 21, 1999 – incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended June 30, 1999.

10.8 Third Amended and Restated Credit Agreement dated as of November 12, 1998, conformed to include the First Amendment thereto, effective May 14, 1999 – incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended June 30, 1999.

10.9 Form of Indemnification Agreement – incorporated by reference to exhibit filed with the Registrant's Registration Statement on Form S-1 (File No. 33-60954).

10.10 IBM Authorized Distributor Agreement dated May 17, 1993 between IBM Corporation and Registrant – incorporated by reference to exhibit filed with the Registrant's Registration Statement on Form S-1 (File No. 33-60954).

10.11 Lease dated February 17, 1999 for Registrant's facilities at 4048 Castle Avenue, New Castle, Delaware – incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended March 31, 1999.

10.12 Third Amendment and Restated Credit Agreement dated as of November 12, 1998 by and among the Registrant, the Banks named therein and California Bank & Trust, as Agent for the Banks – incorporated by reference to exhibit filed with the Registrant's Report on Form 8-K filed on November 30, 1998, as amended on Form 8-K/A filed on December 11, 1998.

10.13 Asset Purchase Agreement dated as of November 5, 1998 by and between the Company, Almo Corporation, Almo Distributing Pennsylvania, Inc., Almo Distributing Maryland, Inc., Almo Distributing Minnesota, Inc., Almo Distributing Wisconsin, Inc. and Almo Distributing, Inc. – incorporated by reference to exhibit filed with the Registrant's Report on Form 8-K filed on November 30, 1998, as amended on Form 8-K/A filed on December 11, 1998.

10.14 Fourth Amendment to Third Amended and Restated Credit Agreement dated December 8, 1999 by and among the Registrant, the Banks named therein and California Bank & Trust, as agent for the Banks – incorporated by reference to exhibit filed with the Registrant's Report on Form 10-K for the fiscal year ended December 31, 1999.

10.15 Fifth Amendment to Third Amended and Restated Credit Agreement dated December 31, 1999 by and among the Registrant, the Banks named therein and California Bank & Trust, as agent for the Banks – incorporated by reference to exhibit filed with the Registrant's Report on Form 10-K for the fiscal year ended December 31, 1999.

10.16 Lease dated August 1, 1999 for Registrant's facilities at 1941 Ringwood Avenue, Suite 200, San Jose, California – incorporated by reference to exhibit filed with the Registrant's Report on Form 10-K for the fiscal year ended December 31, 1999.

10.17 Asset Purchase Agreement between Bell Microproducts, Inc. and Pemstar Inc. April 30, 1999 – incorporated by reference to exhibit filed with the Registrant's Report on Form 8-K filed on June 23, 1999.

10.18 Amendment to Asset Purchase Agreement between Bell Microproducts, Inc. and Pemstar Inc. June 4, 1999 – incorporated by reference to exhibit filed with the Registrant's Report on Form 8-K filed on June 23, 1999.

10.19 Asset Purchase Agreement between Bell Microproducts – Future Tech, Inc., Future Tech International, Inc., Bell Microproducts, and Leonard Keller, dated May 14, 1999, as amended June 1, 1999 – incorporated by reference to exhibit filed with the Registrant's Report on Form 8-K filed on August 4, 1999.

10.20* Management Retention Agreements between the Registrant and the following executive officers of the Registrant: W. Donald Bell and Remo E. Canessa – incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended September 30, 1999.

10.21 Waiver and Third Amendment to Third Amended and Restated Credit Agreement dated as of October 15, 1999 – incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended September 30, 1999.

10.22 Distribution Agreement dated as of January 11, 2000 between the Registrant and International Business Machines Corporation – incorporated by reference to exhibit filed with the Registrant's form 10-Q/A for the quarter ended September 30, 1999.

10.23* Employment Agreement dated as of July 1, 1999 between the Registrant and W. Donald Bell, the Registrant's Chief Executive Officer – incorporated by reference to exhibit filed with the Registrant's Report on Form 8-K filed on January 13, 2000.

10.24 Office and warehouse lease, dated March 21, 1991, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 relating to Rorke Data facilities in Eden Prairie, Minnesota—incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended June 30, 2000.

10.25 Lease, dated June 16, 2000, relating to Bell Microproducts - Future Tech facilities in Miami, Florida—incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended June 30, 2000.

10.26* Management Retention Agreement dated March 20, 2000, between the Company and Lawrence Leong—incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended June 30, 2000.

10.27 Sixth Amendment to Third Amended and Restated Credit Agreement dated May 15, 2000 by among the Registrant, the Banks named therein and California Bank & Trust, as agent for the Banks—incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended June 30, 2000.

10.28 Seventh Amendment to Third Amended and Restated Credit Agreement dated June 22, 2000 by and among the Registrant, the Banks named therein and California Bank & Trust, as Agent for the Banks—incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended June 30, 2000.

10.29 Securities Purchase Agreement dated July 6, 2000 between the Registrant and The Retirement Systems of Alabama—incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended September 30, 2000.

10.30 Stock Purchase Agreement dated July 17, 2000 between the Registrant and Interx Media PLC—incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended September 30, 2000.

10.31 Fourth Amended and Restated Credit Agreement dated as of October 10, 2000, among Bell Microproducts, the listed financial institutions and California Bank & Trust, as agent—incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended September 30, 2000.

10.32* Management Retention Agreements between the Registrant and the following executive officers of the Registrant: Philip M. Roussey, Brian J. Clark, Gary Gammon and Robert J. Sturgeon—incorporated by reference to Exhibit 10.32 to the Registrant's Annual Report on Form 10K for the year ended December 31, 2000.

10.33* Employment Agreement dated as of October 18, 2000, between the Registrant and James E. Ousley—incorporated by reference to Exhibit 10.33 to the Registrant's Annual Report on Form 10K for the year ended December 31, 2000.

21.1 Subsidiaries of the Registrant

23.1 Consent of PricewaterhouseCoopers LLP, independent accountants

24.1 Power of Attorney (Contained on Signature page of this Form 10-K).

---

* Management contract or compensatory plan, contract or arrangement required to be filed as an exhibit to this Form 10-K.

EXHIBIT 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction of Organization
Bell Microproducts Canada Inc.	California
Bell Microproducts Canada—Tenex Data ULC	Nova Scotia
Bell Microproducts—Future Tech, Inc.	California
Don Bell Microproducts Chile, S.A.	Chile
Bell Microproducts do Brasil, Ltda.	Brazil
Bell Microproducts Limited	United Kingdom
Ideal Hardware Limited	United Kingdom
Ideal Hardware (Europe) Limited	United Kingdom
Logical Online Limited	United Kingdom
Unifund Limited	United Kingdom
Ideal UniSolve Limited	United Kingdom
Rorke Data, Inc.	Minnesota
Rorke Data Europe Holding B.V.	Netherlands
Rorke Data Europe B.V.	Netherlands
Rorke Data Europe Realty B.V.	Netherlands
Rorke Data Italy s.r.l.	Italy
Bell Microproducts Europe Inc.	California
Bell Microproducts Europe Limited	United Kingdom

EXHIBIT 23.1

BELL MICROPRODUCTS INC.
CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Numbers 333-39916, 333-45554 and 333-62842) and in the Registration Statements on Form S-8 (Numbers 333-51724, 33-8398, 33-66580, 33-9568, 333-10837, 333-41179, 333-58053 and 333-72642) of Bell Microproducts Inc. of our report dated February 13, 2002, except as to Note 13 which is as of March 29, 2002 relating to the financial statements and financial schedule, which appear in this Form 10-K.

PricewaterhouseCoopers LLP

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
San Jose, California
March 29, 2002

Shareholder Information

BOARD OF DIRECTORS

W. DONALD BELL
President, Chief Executive Officer and Chairman of the Board, Bell Microproducts Inc.

GORDON L. CAMPBELL
President, Techfarm, Inc.

EUGENE B. CHAIKEN
Chairman, President and Chief Executive Officer, Almo Corporation

EDWARD L. GELBACH
Retired; formerly Senior Vice President, Intel Corporation

JAMES E. OUSLEY
President and Chief Executive Officer, Control Data Systems, Inc.

GLENN E. PENISTEN
General Partner, Alpha Venture Partners

CORPORATE OFFICERS

(As of 12/31/2001)

W. DONALD BELL
President, Chief Executive Officer, and Chairman of the Board

BENEDICTUS BORSBOOM
Executive Vice President of Finance and Chief Financial Officer

BRIAN J. CLARK
Executive Vice President of Industrial Sales

GARY GAMMON
Senior Vice President of Commercial Sales

PHILIP M. ROUSSEY
Executive Vice President of Computer Products Marketing

ROBERT J. STURGEON
Vice President of Information Technology

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 1:00 p.m. on May 16, 2002 at Bell Microproducts, Inc.,

1941 Ringwood Avenue, San Jose, CA. All Shareholders of record as of March 27, 2002 are invited to attend.

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers, LLP
Ten Almaden Blvd., Suite 1600
San Jose, CA 95113

FORM 10-K

A copy of the complete Form 10-K Annual Report, as filed with the Securities and Exchange Commission, may be obtained by shareholders, without charge, by writing to the Secretary of the Company.

PRICE RANGE OF COMMON STOCK

The Company's Common Stock is traded on the Nasdaq National Market System under the symbol "BELM". The following table shows, for the periods indicated, the high and low sale prices of the Common Stock as reported by Nasdaq.

2000	**High**	**Low**
First Quarter	$12.67	$5.92
Second Quarter	$12.67	$7.25
Third Quarter	$34.00	$12.00
Fourth Quarter	$31.75	$11.56

2001	**High**	**Low**
First Quarter	$24.25	$10.69
Second Quarter	$14.24	$6.80
Third Quarter	$11.13	$6.68
Fourth Quarter	$14.34	$7.40

To date, the Company has paid no cash dividends to its shareholders. The Company's line of credit prohibits payment of dividends or other distributions on any of its shares except dividends payable in the Company's capital stock. On August 31, 2000, the Company paid a 50% stock dividend to shareholders of record August 11, 2000.

TRANSFER AGENT AND REGISTRANT

Chase Mellon Shareholder Services
235 Montgomery Street
23rd Floor
San Francisco, CA 94104
Tel. (415) 743-1444

EXECUTIVE OFFICE

1941 Ringwood Avenue
San Jose, CA 95131
Tel. (408) 451-9400
www.bellmicro.com

DISTRIBUTION AND OFFICE LOCATIONS

Huntsville, AL
Montgomery, AL
Buenos Aires, Argentina
Phoenix, AZ
Vienna, Austria
Zaventem, Belgium
Antwerp, Belgium
Sao Paulo, Brazil
Irvine, CA
Los Angeles, CA
San Diego, CA
San Jose, CA
Gloucester, Canada
London, Canada
Montreal, Canada
Ontario/Toronto, Canada
Pointe-Claire, Canada
Ottawa, Canada
Vancouver, Canada
Santiago, Chile
Denver, CO
Birmingham, England
Altamonte Springs, FL
Orlando, FL
Miami, FL
Paris, France
Atlanta, GA
Alpharetta, GA
Dreieich, Germany
Munich, Germany
Emmen, Holland
Chicago, IL
Milan, Italy
Genova, Italy
Boston, MA
Marlborough, MA
Wakefield, MA
Columbia, MD
Hanover, MD
Guadalajara, Mexico
Mexico City, Mexico
Champlin, MN
Eden Prairie, MN
Almere, The Netherlands
Raleigh, NC
Edison, NJ
Woodbridge, NJ
Pine Brook, NJ
New York, NY
Cleveland, OH
Beaverton, OR
Ft Washington, PA
Philadelphia, PA
Stockholm, Sweden
Austin, TX
Dallas, TX
Houston, TX
London, UK
Centerville, UT

BELL MICROPRODUCTS
1941 Ringwood Avenue
San Jose, CA 95131
Tel. (408) 451-9400
www.bellmicro.com